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                                            Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-31676



PROSPECTUS




                                1,657,823 SHARES



                           DUSA PHARMACEUTICALS, INC.

                                  COMMON STOCK

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This prospectus relates to an offering of 1,657,823 shares of common stock by the selling shareholders listed on page 26.

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              INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE
                OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1.


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       Our common stock is traded on The NASDAQ National Market under the symbol "DUSA."

     The last reported sale price of our common stock on NASDAQ on March 27,
                           2000 was $21.50 per share.




         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is March 28, 2000

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                                TABLE OF CONTENTS
                                                                           Page


DUSA........................................................................i
Risk Factors............................................................... 1
Business ..................................................................10
Use of Proceeds............................................................24
Dilution ................................................................. 25
Selling Shareholders...................................................... 26
Plan of Distribution...................................................... 27
Securities to be Offered...................................................27
Legal Matters............................................................. 28
Experts................................................................... 28
Where You Can Find More Information....................................... 29
Incorporation of Certain Documents by Reference........................... 29








         We have registered the trademarks DUSA Pharmaceuticals, Inc.(R) in the United States and Canada and Levulan(R) in the United States and the European Union. We have trademark applications pending for the Kerastick(TM) and BLU-U(TM) in the United States and the European Union. We are applying for the Levulan, Kerastick and BLU-U marks in Canada. This prospectus also contains product names, trade names and trademarks that belong to other organizations.





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                                      DUSA



         We are a pharmaceutical company developing drugs in combination with light devices to treat or detect a variety of conditions in processes known as photodynamic therapy or photodetection. We are engaged primarily in the research and development of our first drug, the Levulan(R) brand of aminolevulinic acid HCl, or ALA, with light, for use in a broad range of medical conditions.

         o When we use Levulan(R) and follow it with exposure to light to treat a medical condition it is known as Levulan(R) photodynamic therapy or Levulan(R) PDT.

         o When we use Levulan(R) and follow it with exposure to light to detect medical conditions it is known as Levulan(R) photodetection or Levulan(R) PD.


         We are developing Levulan(R) PDT and PD under an exclusive worldwide license of patents and technology from PARTEQ Research and Development Innovations, the licensing arm of Queen's University, Kingston, Ontario, Canada. We also own or license certain patents relating to methods for using pharmaceutical formulations which contain our drug and related processes and improvements. In addition to the Levulan(R) trademark, we also have published trademark applications for our drug applicator, the Kerastick(TM) and one of our light devices, the BLU-U(TM).

         On December 3, 1999, the FDA approved our New Drug Application, or NDA, to market our first product, the Levulan(R) Kerastick(TM) 20% Topical Solution with PDT for the treatment of actinic keratoses, or AKs, of the face and scalp. We also received approval of our pre-market approval application, or PMA, of the clinical trial version of our first light device product, called the BLU-U(TM). The commercial version of the BLU- U(TM) is a modified version of the unit used in the clinical studies. We filed a supplement to the PMA covering these modifications on March 20, 2000.

         In November, 1999, we signed a marketing, development and supply agreement with Schering AG, a German corporation. We granted to Schering AG the right to promote, market, sell and distribute our Levulan(R) Kerastick(TM) with PDT for AKs, on a worldwide basis, with the exception of Canada. Together we intend to co-develop and commercialize additional Levulan(R) products for other dermatology disorders. Subject to approval of the PMA supplement, Schering AG has advised us that it expects to launch our first products during the second quarter of 2000.

         On February 23, 2000, we signed a definitive agreement with ten mutual funds or collective trust funds advised by the INVESCO Funds Group, Inc. for a private placement of 1.5 million shares of our common stock. The purchase price is $28.50 per share. The closing occurred on March 23, 2000. We agreed to pay at closing a commission of 4.5% on the gross proceeds plus a non-accountable expense allowance of $25,000 to the placement agent.

         Our principal executive offices are located at 25 Upton Drive, Wilmington, Massachusetts, 01887 and our telephone number is (978) 657-7500.



                                        i

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                                  RISK FACTORS

         Investing in our common stock is very speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision. They are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently deem immaterial also may impair our business.

         If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment.

         This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "anticipate", "believe", "expect", future" and "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.


                              RISKS RELATED TO DUSA


WE ARE NOT CURRENTLY PROFITABLE AND MAY NOT BE PROFITABLE IN THE FUTURE UNLESS WE CAN SUCCESSFULLY MARKET AND SELL OUR FIRST PRODUCT, THE LEVULAN(R) KERASTICK(TM) WITH PDT FOR THE TREATMENT OF AKS.

         WE NEED APPROVAL FROM THE FDA FOR OUR COMMERCIAL LIGHT SOURCE, THE BLU-U(TM), BEFORE WE CAN BEGIN MARKETING OUR FIRST PRODUCT, THE LEVULAN(R) KERASTICK(TM), AND WE MAY NOT RECEIVE IT IN TIME FOR OUR PLANNED PRODUCT LAUNCH IN THE SECOND QUARTER OF 2000.

         The FDA has approved our first drug product, Levulan(R) Kerastick(TM) 20% Topical Solution with PDT for AKs of the face and scalp. The FDA has also approved the clinical trial version of our light device, the BLU-U(TM). The FDA must still approve the commercial version of our light device, the BLU-U(TM), before we can market it. Without this additional approval, the Levulan(R) Kerastick(TM) cannot be widely marketed or used by physicians since the therapy combines use of Levulan(R) with exposure to the BLU- U(TM). We must file a supplement with the FDA so that the FDA may examine the differences between our approved clinical version and our proposed commercial version of the BLU-U(TM). The PMA supplement was filed on March 20, 2000. While we believe the modifications we are making to our device do not affect its performance and FDA review should take approximately two to three months, FDA regulations give the agency up to six months to review a supplement. The agency also will inspect our Wilmington, Massachusetts facility before giving its approval. The FDA also may choose to reinspect our third-party manufacturer. We would incur additional expenses if either of these facilities fail to pass inspection. The FDA may also request additional testing information and can extend the time for review of the PMA supplement. The launch of Levulan(R) Kerastick(TM) with PDT for AKs will be delayed if we do not receive approval of our PMA supplement from the FDA or if our facilities do not pass FDA inspection before the planned product launch during the second quarter of 2000. Schering AG may choose to delay the launch until the Fall of 2000 if product supplies are not available by the middle of the second quarter. A delay in the launch will delay our receipt of royalties and supply prices from sales of our product. We may not receive approval of the BLU-U(TM).

         BECAUSE NEITHER WE NOR SCHERING AG, OUR MARKETING PARTNER FOR DERMATOLOGY PRODUCTS, HAS ANY EXPERIENCE MARKETING OR SELLING DERMATOLOGY PRODUCTS IN THE UNITED STATES, OUR REVENUES FROM ROYALTIES AND PRODUCT SALES MAY BE LIMITED.

         The commercial success of Levulan(R) Kerastick(TM) with PDT for AKs of the face and scalp will partly depend on the scope of the launch into the United States market through promotional activities, a knowledgeable sales force and adequate market penetration. The United States market introduction of Levulan(R) Kerastick(TM) with PDT for AKs will be undertaken by Schering AG through its affiliate, Berlex Laboratories, Inc. While Schering AG has experience marketing dermatology products in Europe, neither Schering AG, Berlex nor DUSA has any experience marketing dermatology products in the United States. Schering AG has not agreed to hire specific numbers of sales representatives or committed to any particular budget for the launch. Additionally, our competitors in the AK market already have experienced, well-funded, marketing and sales operations in the United States. If Schering AG fails to adequately fund the launch of our product or fails to adequately develop, train and manage a sales force, the demand for our product will be limited and our royalties from Schering AG on sales of the product, our income from light device rentals, and our revenue on supply fees on the Kerastick(TM) will be adversely affected.

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         SINCE WE RELY HEAVILY ON OUTSIDE CONTRACTORS AS SOLE SUPPLIERS AND
         MANUFACTURERS OF OUR LEVULAN(R) KERASTICK(TM) AND BLU-U(TM), OUR MARKETING EFFORTS AND SALES MAY SUFFER IF THESE THIRD-PARTIES FAIL IN ANY WAY TO ADEQUATELY SUPPLY US WITH THE QUALITY AND QUANTITY OF THE PRODUCTS WE NEED.

         We do not currently have the capacity to manufacture any of our products on our own. We rely on third-parties to manufacture our products. We have only one source for Levulan(R), one source for our Kerastick(TM), and one for the BLU-U(TM). While we have purchased equipment in order to establish a second source with a limited production line for the manufacture of our Kerastick(TM), if it becomes necessary, any new manufacturer would have to pass inspection by the FDA. None of our manufacturers have produced our products in commercial quantities. Manufacturers often encounter difficulties when large quantities of new products are manufactured for the first time, including problems involving:

                  o        product yields;
                  o        quality control;
                  o        component and service availability;
                  o        compliance with FDA regulations; and
                  o the need for further FDA approval if manufacturers make material changes to manufacturing processes and/or facilities.

         We cannot guarantee that problems will not arise with production yields, costs or quality as our manufacturers seek to increase production. Any manufacturing problems could delay or limit our supplies or prevent commercialization of our products. If any of these suppliers fail to meet our needs, our business, financial condition and results of operations would suffer.

         If any facility or equipment in the facility of our manufacturers is damaged or destroyed, we will not be able to quickly or inexpensively replace it.

         Under the terms of our agreement with Schering AG, our continuing failure to supply Schering AG's requirements of Levulan(R), the Kerastick(TM) and/or the BLU-U(TM) would release Schering AG from its obligation to purchase supplies from us. The supply fees Schering AG is required to pay to us would be reduced by Schering's cost to manufacture and we would continue to receive a royalty payment on sales. Our business, financial condition and results of operations would be adversely affected.

         IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYORS, OUR REVENUES AND PROFITS COULD BE SIGNIFICANTLY LIMITED.

         Our profitability will depend on the availability of reimbursement to patients or physicians for the cost of our products from third-party payors such as governmental programs, private insurance and private health plans. We cannot predict whether levels of reimbursement for our drug and light combination therapy will be high enough to allow us to realize a reasonable profit margin. Third-party payors may deny reimbursement if the payor determines that our particular new therapy is unnecessary, inappropriate or not cost effective. If patients or physicians are not entitled to receive reimbursements similar to reimbursements for competing therapies, patients will have to pay for the unreimbursed amounts. Some medicare providers may require physicians to prescribe 5-FU to treat AKs because 5-FU is an inexpensive treatment, or limit the number of AK treatments in a particular year. These reimbursement factors could limit our revenues, and our profits, if physicians or patients choose therapies with higher reimbursements than may be assigned to our therapy or if government agencies or other third-party payors mandate a treatment regimen. The reimbursement status of newly-approved health care products is highly uncertain. We are relying on Schering AG to obtain reimbursement codes from third-party payors. If levels of reimbursement are decreased in the future, the demand for our products could diminish or our ability to sell our products on a profitable basis could be hurt.

         EVEN IF WE RECEIVE REGULATORY APPROVAL FOR OUR BLU-U(TM), ANY FAILURE TO COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS IN THE UNITED STATES OR TO OBTAIN FOREIGN REGULATORY APPROVALS WILL LIMIT OUR ABILITY TO MARKET OUR FIRST PRODUCT.

         Our products are subject to continued and comprehensive regulation by the FDA and by state and local regulations. These laws require, among other things,

         o approval of manufacturing facilities, including adherence to "good manufacturing and laboratory practices" during production and storage;
         o controlled research and testing of products even after approval; and
         o control of marketing activities, including advertising and labelling.


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         Both the manufacture and marketing of our first product, Levulan(R)
Kerastick(TM) with PDT for AKs, are subject to continuing FDA review. Our manufacturers must continue to comply with the FDA's current Good Manufacturing Practices, commonly known as cGMP, and foreign regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and foreign regulatory requirements, our third party manufacturers will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that our products meet applicable specifications and other requirements. If our third party manufacturer's fail to comply with these requirements, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our products.

         As part of our approval from the FDA, we are required to conduct two Phase IV follow-up studies; one to evaluate the long-term recurrence rate of AKs after treatment with our new therapy, and the second to test for allergic skin reactions to the Levulan(R) Kerastick(TM). If we discover a previously unknown problem with the product, a manufacturer or its facility, changes in product labeling restrictions or withdrawal of the product from the market may occur. Manufacturing facilities are subject to ongoing periodic inspection by the FDA, including unannounced inspections. We cannot give you any assurance that our third-party sole sources will continue to meet all applicable FDA regulations in the future. If any of our manufacturers fail to maintain compliance with FDA regulatory requirements, it would be time consuming and costly to qualify other sources. These consequences could have an adverse effect on our financial condition and operations. If we fail to comply with applicable regulatory approval requirements, a regulatory agency may:

         o        send us warning letters;
         o        impose fines and other civil penalties on us;
         o        suspend our regulatory approvals;
         o refuse to approve pending applications or supplements to approved applications filed by us;
         o        refuse to permit exports or our products from the United
                  States;
         o        require us to recall products;
         o require us to notify physicians of labelling changes and/or product related problems;
         o        impose restrictions on our operations; or
         o        criminally prosecute us.

         As part of our collaboration agreement with Schering AG, we will be jointly seeking foreign regulatory approvals for Levulan(R) Kerastick(TM) PDT for AKs. We cannot give you any assurances that we will receive foreign approvals on a timely basis, or at all, or that problems will not arise that could delay or prevent the commercialization of our product in foreign countries. The introduction of our product in foreign markets will subject us to foreign regulatory clearances, which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we and Schering AG may be unwilling or unable to pay. At present, applications for foreign marketing authorizations are made at the national level, although certain registration procedures are available within the European Union to companies wishing to market a product in more than one member country. A regulatory authority must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. In addition, electrical medical devices, such as the BLU-U(TM), must be manufactured in compliance with the current requirements of ISO 9000. Our third-party manufacturer is not currently qualified under ISO 9000. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval and approval by the FDA does not ensure approval by other countries. Failure to obtain foreign regulatory approval could adversely affect our financial condition and operations.

         WE HAVE SIGNIFICANT LOSSES AND MAY NEVER BE PROFITABLE.

         We have a history of operating losses. We expect to have continued losses over the next 12 months as we expand our research and development of new products and establish ourselves in the marketplace. We may never become profitable. As of December 31, 1999, our accumulated deficit was approximately $35,947,000. We cannot predict whether any of our products will achieve market acceptance to generate sufficient revenues to become profitable. Our commercial success will depend on whether:

         o Our products are more effective therapies that currently available treatments;
         o        We receive sufficient reimbursement for our products; and
         o We can, either together with a partner or alone, successfully market our products.


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WE HAVE ONLY ONE PRODUCT THAT HAS RECEIVED REGULATORY APPROVAL AND WE CANNOT
PREDICT WHETHER WE WILL EVER DEVELOP OR COMMERCIALIZE ANY OTHER PRODUCTS.

         EXCEPT FOR THE LEVULAN(R) KERASTICK(TM) WITH PDT FOR AKS, ALL OF OUR PRODUCTS ARE IN EARLY STAGES OF DEVELOPMENT AND MAY NEVER RESULT IN ANY COMMERCIALLY SUCCESSFUL PRODUCTS.

         Currently, we are developing a single drug compound for a number of different medical conditions. To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products. All of our products, except for the Levulan(R) Kerastick(TM) with PDT for AKs, are at an early stage of development. We cannot predict how long the development for these products will take or whether they will be medically effective. We cannot be sure that a successful market will ever develop for our new drug technology. We do not know if any of our products will ever be commercially successful.

         WE MUST RECEIVE SEPARATE APPROVAL FOR EACH OF OUR POTENTIAL PRODUCTS BEFORE WE CAN SELL THEM COMMERCIALLY IN THE UNITED STATES OR ABROAD.

         Except for the Levulan(R) Kerastick(TM) with PDT for AKs, which is already approved, all of our other potential products, including the commercial version of the BLU-U(TM), will require the approval of the FDA before they can be marketed in the United States. If we fail to obtain the required approvals for other potential products our revenues will be limited. We may not achieve or be able to sustain a positive cash flow or profits from the sales of our first product. Before an NDA, which is an application to the FDA seeking approval to market a new drug, can be filed with the FDA, a product must undergo, among other things, extensive animal testing and human clinical trials. The process of obtaining FDA approvals can be lengthy, costly, and time-consuming. Following the acceptance of an NDA, the time required for regulatory approval can vary and is usually one to three years or more. The FDA may require additional animal studies and/or human clinical trials before granting approval. Our Levulan(R) PDT products are based on new technology. To the best of our knowledge, the FDA has approved only two drugs for use in photodynamic therapy, including Levulan(R). This factor may lengthen the approval process. We face much trial and error and we may fail at numerous stages along the way.

         We cannot predict whether we will obtain approval for any of our potential products. Data obtained from preclinical testing and clinical trials can be susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. Future clinical trials may not show that Levulan(R) PDT or PD is safe and effective for any new use we are studying. In addition, delays or disapprovals may be encountered based upon additional governmental regulation resulting from future legislation or administrative action or changes in FDA policy. We must also obtain foreign regulatory clearances before we can market our products in foreign markets. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval and may impose substantial additional costs.

         BECAUSE WE ARE RELYING ON OUR CORPORATE PARTNER, SCHERING AG, TO ASSIST US WITH AND TO PROVIDE FUNDS TO DEVELOP OUR POTENTIAL DERMATOLOGY PRODUCTS, WE COULD EXPERIENCE DELAYS IN OUR DEVELOPMENT IF SCHERING AG FAILS TO PROVIDE US WITH ADEQUATE SUPPORT.

         We are relying on Schering AG to provide funds and co-develop with us our other potential dermatology products. Under the terms of the agreement, Schering AG can terminate its funding for the co-development program after two years. We cannot be certain that Schering AG will continue to fund the co-development program. If Schering AG's fails to co-develop our products or fails to make milestone or royalty payments as required, we may not be able to continue our development program as we have planned.

         OUR LACK OF SALES AND MARKETING EXPERIENCE COULD AFFECT OUR ABILITY TO MARKET OUR NON-DERMATOLOGY PRODUCTS WHICH COULD ADVERSELY AFFECT OUR REVENUES FROM FUTURE PRODUCT SALES.

         We are lacking the experience and capacity to market, sell and distribute our products. In order to market non-dermatology products and/or if Schering AG abandons its rights to any dermatology products and if we do not enter an agreement with a corporate partner who has the experience and resources to perform these roles for other products, we would be required to hire our own staff and a sales force. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses if we have to develop, train and manage these business activities. We may be unable to build a sales force and the costs of establishing a sales force may exceed our product revenues. Our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many companies that currently have extensive and well-funded marketing and sales operations. Any marketing and sales efforts we make may be unsuccessful against these companies.

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         IF WE ARE UNABLE TO OBTAIN THE NECESSARY CAPITAL TO FUND OUR
         OPERATIONS, WE WILL HAVE TO DELAY OUR DEVELOPMENT PROGRAMS AND MAY NOT BE ABLE TO COMPLETE OUR CLINICAL TRIALS.

         If our sales goals for our first product are not met and/or if Schering AG terminates funding of the co-development program, then we will need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products. We cannot predict exactly when additional funds will be needed. We may obtain funds through a public or private financing, including equity financing, and/or through collaborative arrangements. We cannot predict whether any financing will be available on acceptable terms when we need it because investors may be unwilling to invest in DUSA if we have setbacks in the development program or if the public fails to use our products.

         If funding is insufficient, we will have to delay, reduce in scope or eliminate some or all of our research and development programs. We cannot predict which programs will be affected since it will depend upon the status of clinical trials at that time. We may license rights to third-parties to commercialize products or technologies that we would otherwise have attempted to develop and commercialize on our own.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

         WE HAVE LIMITED PATENT PROTECTION AND IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, COMPETITORS MIGHT BE ABLE TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS TO DEVELOP SIMILAR PRODUCTS TO COMPETE WITH OURS.

         Our ability to compete successfully depends, in part, on our ability to defend patents that have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others. We have no product patent protection for the compound ALA itself, as our basic patents are for methods of detecting and treating various diseased tissues using ALA or related compounds called precursors, in combination with light. Even where we have patent protection, there is no guarantee that we will be able to enforce our patents. We own or exclusively license patents and patent applications related to the following:

         o        unique physical forms of ALA;
         o methods of using ALA and its unique physical forms in combination with light; and
         o        compositions and apparatus for those methods.

         Some of the indications we are developing may not be covered by the claims in our existing patents. In addition, a number of third parties are seeking patents for additional uses of ALA. These additional uses, whether patented or not, could limit the scope of our future operations because other ALA products might become available which would not infringe our patents. These products would compete with ours even though they are marketed for a different use.

         We have limited patent protection outside the United States which may make it easier for third-parties to compete there. Our basic method of treatment patents and applications have counter-parts in only four foreign countries. Absent patent protection, third-parties may freely market ALA, subject to appropriate regulatory approval. There are reports of several third-parties conducting clinical studies using ALA in countries where DUSA lacks patent protection. These studies could provide the clinical data necessary to gain regulatory approval, resulting in competition.

         Our patent protection in Japan may be diminished or lost entirely. The Japanese Patent Office Board of Appeals, acting upon its review of an opposition to Japanese Patent No. 273032 which we have licensed from PARTEQ Research and Development Innovation, issued a document titled "Notice of Reasons for Cancellation" which DUSA received on February 12, 1999. With PARTEQ's assistance, we prepared and filed our response to this action. If our response does not allay the concerns of the Board, they may limit our patent protections or finalize the cancellation. Japan is a major pharmaceutical market and loss of this patent could adversely affect DUSA in at least two ways. First, should DUSA seek to enter the Japanese market, the lack of a patent would probably diminish our market share. Second, even if we did not seek to market in Japan, third-parties might not be interested in licensing the product in Japan without patent protection, and this might affect DUSA's revenues.

         While we attempt to protect our proprietary information as trade secrets through agreements with each employee, licensing partner, consultant, university, pharmaceutical company and agent, we cannot guarantee that these agreements will provide effective protection for our proprietary information. It is possible that

         o        these persons or entities might breach the agreements;
         o        we might not have adequate remedies for a breach; and/or
         o our competitors will independently develop or otherwise discover our trade secrets.

         PATENT LITIGATION IS EXPENSIVE, AND WE MAY NOT BE ABLE TO AFFORD THE COSTS.

         The costs of litigation or any proceeding relating to our intellectual property rights could be substantial even if resolved in our favor. Some of our competitors have far greater resources than we do and may be better able to afford the costs of complex patent litigation. For example, third-party competitors may infringe one or more of our patents, and we could be required to spend significant resources to enforce our patent rights. Also, if we were to sue a third-party for infringement of one or more of our patents, that third-party could challenge the validity of our patent(s). Defending our patents could also result in the expenditure of significant resources. We cannot guarantee that a third-party or parties will not claim, with or without merit, that we have infringed on their patent(s), or misappropriated their proprietary material. Defending this type of legal action could also involve considerable expense.

         If a third party were to file a United States patent application, or be issued a patent claiming technology also claimed by us in a pending United States application(s), we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the priority of invention. A third-party also could request the declaration of a patent interference between one of our issued patents, and a third-party United States patent application. Any interference proceedings likely would require participation by us and/or PARTEQ, and could involve substantial legal fees.

         Thermolase Corporation has patents that may affect our ability to commercialize the use of ALA for hair removal. We are aware that Thermolase has nine related issued United States patents, some of which claim methods for removing or inhibiting the growth of hair. We do not know whether any of these patents cover our plans to market hair removal using ALA because we have not developed a final formulation or method of removing hair with ALA and light. If, after finalizing our formulation and method, we find that any of these patents do cover our planned use of ALA, Thermolase may either prevent us from using our system or they may require us to take a license for a fee.


BECAUSE OF THE NATURE OF OUR BUSINESS, THE LOSS OF OUR REGULATORY CONSULTANT OR KEY MEMBERS OF OUR MANAGEMENT TEAM COULD DELAY ACHIEVEMENT OF OUR GOALS.

         IF ANY OF THE KEY MEMBERS OF OUR MANAGEMENT WERE TO END HIS RELATIONSHIP WITH US, WE COULD EXPERIENCE SIGNIFICANT DELAYS IN OUR BUSINESS AND RESEARCH OBJECTIVES.

     We are a small company with only 24 employees. We are highly dependent on several key employees with specialized scientific and technical skills including: D. Geoffrey Shulman, MD, FRCPC, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of the Company; Ronald L. Carroll, Executive Vice President and Chief Operating Officer; Stuart L. Marcus, MD, PhD, Senior Vice President, Scientific Affairs; and Scott Lundahl, Vice President, Technology. At least one of them receives regular solitications for employment from industry competitors. While we have entered employment agreements with these four executive officers, they may not remain with us. Our growth and future success will depend, in large part, on the continued contributions of these key individuals as well as our ability to, motivate and retain these qualified personnel in our specialty drug and light device areas. We currently do not employ anyone who could replace them. The photodynamic therapy industry is still quite small and the number of experts is limited. The loss of Dr. Shulman, Mr. Carroll, Dr. Marcus or Mr. Lundahl could cause significant delays in achievement of our business and research goals since very few people with their expertise could be hired. Our business, financial condition and results of operations could suffer.

         We also must identify, attract and retain additional qualified management and technical personnel to manage and support our business. Competition for top management and technical personnel is intense, and we may not be able to recruit and retain the personnel we need. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to satisfactorily allocate responsibilities and that the new members of our executive team will succeed in their roles.

         OUR LEVULAN(R) APPROVAL AND CO-DEVELOPMENT RELATIONSHIP IS ALLOWING RAPID GROWTH AND IS CREATING ADDITIONAL STRESS FOR OUR ALREADY OVERBURDENED STAFF WHICH MAY RESULT IN UNANTICIPATED DELAYS IN OUR BUSINESS AND RESEARCH OBJECTIVES.

         We have recently begun an aggressive growth plan that includes substantial and increased investment in research and development and additional personnel that we will require to support our growth. This rapid growth and increased scope of operations presents a number of risks, including:

         o        an increase in operating expenses,
         o the complexities associated with managing a larger and faster growing organization; and
         o        unanticipated and substantial costs and time delays.

         Our recent FDA approvals, and preparations for the launch of our products together with our commitment to accelerate our research and development programs has placed and, if sustained, will continue to place, a significant strain on our management and operations. Accordingly, our future operating results will depend on the ability of our officers and other key employees to continue to implement and improve our operational, customer service and internal control systems, and to effectively expand, train and manage our employee base.

         Demands placed on our clinical and light device staff have increased and are expected to continue to increase as result of the numerous investigator studies and clinical trials in development. There can be no guarantee that we will be able to effectively oversee and monitor all of these investigator studies and clinical trials. If we are unable to manage multiple studies and clinical trials at the same time, we could have increased costs or significant delays in our development program. In addition, as a result of our recent and anticipated growth, we will need to recruit and hire additional personnel at all operating levels. There can be no guarantee that we will be able to identify suitable candidates to fill these positions.

         BECAUSE WE ARE DEPENDENT UPON OUR INDEPENDENT CONSULTANTS, GUIDELINES, INC., FOR OUR REGULATORY AFFAIRS EXPERTISE, IF THEY STOPPED PROVIDING SERVICES, IT COULD BE COSTLY AND TIME-CONSUMING FOR US TO REPLACE THEM.

         Our clinical development program is being implemented by our senior management, with the assistance of consultants, primarily Guidelines, Inc., a Florida-based company, specializing in drug development and regulatory affairs. While we have improved our regulatory affairs expertise, we still rely on Guidelines to act as liaison with the FDA. A loss of Guidelines' services would force us to expand our regulatory affairs capacity quickly. This could prove to be costly and time-consuming which could cause a material adverse effect on our development program.


                          RISKS RELATED TO OUR INDUSTRY


PRODUCT LIABILITY AND OTHER CLAIMS AGAINST US MAY REDUCE DEMAND FOR OUR PRODUCTS OR RESULT IN DAMAGES.

         IF WE BECOME SUBJECT TO A PRODUCT LIABILITY CLAIM WE MAY NOT HAVE ADEQUATE INSURANCE COVERAGE AND THE CLAIM COULD ADVERSELY AFFECT OUR BUSINESS.

         The development, manufacture and sale of medical products exposes us to the risk of significant damages from product liability claims. We maintain product liability insurance for coverage of our clinical trial activities. We intend to obtain coverage for our products when they enter the marketplace but we do not know if it will be available at acceptable costs. If the cost is too high, we will have to self-insure. While we have not experienced any product liability claims, a successful claim in excess of our clinical trial insurance coverage or any coverage for commercial use of our products could have a materially adverse effect on our business, financial condition and results of operations.

         OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS AND WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH ENVIRONMENTAL LAWS AND REGULATIONS.

         We use various hazardous materials, such as mercury in fluorescent tubes in our research and development activities. Even though we do not currently manufacture any products, we are subject to federal, state and local laws and regulations which govern the use, manufacture, storage, handling and disposal of hazardous materials and specific waste products. We believe that we are in compliance in all material respects with applicable environmental laws and regulations and we do not expect to make material capital expenditures for environmental control facilities in the near-term. However, we cannot guarantee that we will not incur significant costs to comply with environmental laws and regulations in the future. We also cannot guarantee that our operations, business or assets will not be materially adversely effected by current or future environmental laws or regulations. In addition, although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages, and this liability could exceed our resources.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID CHANGES IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES THAT COULD MAKE SOME OR ALL OF OUR PRODUCTS NON-COMPETITIVE OR OBSOLETE.

         COMPETING PRODUCTS AND TECHNOLOGIES MAY MAKE SOME OR ALL OF OUR PROGRAMS OR POTENTIAL PRODUCTS NONCOMPETITIVE OR OBSOLETE.

         Our industry is subject to rapid, unpredictable and significant technological change. Competition is intense. Well-known pharmaceutical, biotechnology and chemical companies are marketing well-established therapies for the treatment of various dermatological conditions including AKs. Doctors may prefer familiar methods that they are comfortable using rather than try our products. Many companies are also seeking to develop new products and technologies for medical conditions for which we are developing treatments. Our competitors may succeed in developing products that are safer or more effective than ours and in obtaining regulatory marketing approval of future products before we do. We anticipate that we will face increased competition as new companies enter our markets and as the scientific development of PDT/PD advances.

         We expect that our principal methods of competition with other PDT companies will be based upon such factors as:

         o        the ease of administration of our photodynamic therapy,
         o        the degree of generalized skin sensitivity to light,
         o        the number of required doses,
         o the selectivity of our drug for the target lesion or tissue of interest, and
         o        the type and cost of our light systems.

         We cannot give you any assurance that new drugs or future developments in PDT or in other drug technologies will not have a material adverse effect on our business. Increased competition could result in:

         o        price reductions,
         o        lower levels of third-party reimbursements,
         o        failure to achieve market acceptance, and
         o        loss of market share

any of which could have an adverse effect on our business. Further, we cannot give you any assurance that developments by our competitors or future competitors will not render our technology obsolete.

         OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE BETTER PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

         Several companies are developing PDT agents other than Levulan(R). These include: QLT PhotoTherapeutics Inc. (Canada); Miravant, Inc. (U.S.); Pharmacyclics, Inc. (U.S.); Scotia Pharmaceuticals (United Kingdom); and Photogen Technologies, Inc. (U.S.). We are also aware of several overseas companies doing research with ALA, including: medac GmbH (Germany) which is 25% owned by Schering AG; ESC Medical Systems Ltd. (Israel); and Photocure (Norway).

         Many of our competitors have substantially greater financial and technical and marketing resources than we have. In addition, several of these companies have significantly greater experience than we do in developing products, conducting preclinical and clinical testing and obtaining regulatory approvals to market products for health care.

         Photocure is also conducting late-stage clinical trials using a related ALA compound with PDT for dermatological uses. We are aware that medac is developing ALA PDT for bladder cancer detection in Germany and may receive regulatory approval in Germany prior to the time that we could receive approval from the FDA. We believe that our United States patents may be infringed if medac sells its products in the United States.

         We also know from published reports that an Israeli firm, ESC Medical Systems Ltd., has entered into a worldwide distribution and supply agreement for a medical grade of ALA (ALA Fine(TM)) for PDT applications. ESC has indicated that it has used ALA Fine(TM) and its Versalight(R) to treat skin cancer in over 1,000 patients. These products are not available in the United States and we believe that the PARTEQ patents would be infringed if the ESC products were made, used or sold in the United States. However, these ESC products could compete with some of our products, if approved by health regulatory authorities outside of the United States or other countries covered by PARTEQ patents.

                         RISKS RELATED TO THIS OFFERING


IF OUTSTANDING OPTIONS AND WARRANTS ARE CONVERTED, THE VALUE OF THOSE SHARES OF COMMON STOCK OUTSTANDING JUST PRIOR TO THE CONVERSION WILL BE DILUTED.

         As of February 15, 2000 there were outstanding options and warrants to purchase 2,087,500 shares of common stock, with exercise prices ranging from U.S. $3.25 to $15.875 per share, respectively, and ranging from CDN. $4.69 to CDN. $12.875 per share, respectively. In addition, there are 32,575 outstanding underwriter's purchase options from offerings completed in 1995 and 1996 and 7,109 outstanding placement agent warrants from a private placement completed in 1999. If the holders exercise a significant number of these securities at any one time, the market price of the common stock could fall. The value of the common stock held by other shareholders will be diluted. The holders of the options and warrants have the opportunity to profit if the market price for the common stock exceeds the exercise price of their respective securities, without assuming the risk of ownership. If the market price of the common stock does not rise above the exercise price of these securities, then they will expire without exercise. The holders are likely to exercise their securities when we would probably be able to raise capital from the public on terms more favorable than those provided in these securities.


RESULTS OF OUR OPERATIONS AND GENERAL MARKET CONDITIONS FOR BIOTECHNOLOGY STOCK COULD RESULT IN THE SUDDEN CHANGE IN THE MARKET VALUE OF OUR STOCK.

         From time to time and in particular during the last several months, the price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our shareholders as compared to less volatile stocks. From January 1, 1999 to January 31, 2000, our stock price has ranged from a high of $31.875 to a low of $5.531. Over approximately the past six (6) months our stock price has ranged from a high of $32.751 to a low of $13.063 Factors that contributed to the volatility of our stock during the last twelve
(12) months included:

         o        announcement of "approvability" from the FDA;
         o        new competitors entering the marketplace;
         o        execution of a collaboration agreement;
         o release by us and our competitors of the results of clinical trials; and
         o        receipt of marketing approval from the FDA.

         The significant general market volatility in similar stage pharmaceutical and biotechnology companies made the market price of our common stock even more volatile.


EFFECTING A CHANGE OF CONTROL OF DUSA WOULD BE DIFFICULT, WHICH MAY DISCOURAGE OFFERS FOR SHARES OF OUR COMMON STOCK.

         Our certificate of incorporation authorizes the board of directors to issue up to 100 million shares of stock, 40 million of which are common stock. The board of directors has the authority to determine the price, rights, preferences and privileges, including voting rights, of the remaining 60 million shares without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

         We also have a shareholder rights plan. The plan may have the effect of delaying, deterring, or preventing changes the management or control of DUSA, which may discourage potential acquirers who otherwise might wish to acquire us without the consent of the board of directors. Under the plan, if a person or group acquires 15% or more of our common stock, all holders of rights (other than the acquiring shareholder) may, upon payment of the purchase price then in effect, purchase common stock having a value of twice the purchase price. In the event that we are involved in a merger or other similar transaction where DUSA is not the surviving corporation, all holders of rights (other than the acquiring shareholder) shall be entitled, upon payment of the then in effect purchase price, to purchase common stock of the surviving corporation having a value of twice the purchase price. The rights will expire on September 26, 2007, unless previously redeemed.

                                    BUSINESS

OVERVIEW

         We are a pharmaceutical company developing drugs in combination with light devices to treat or detect a variety of conditions in processes known as photodynamic therapy or photodetection. We are engaged primarily in the research and development of our first drug, the Levulan(R) brand of aminolevulinic acid HCl, or ALA, with light, for use in a broad range of medical conditions. When we use Levulan(R) and follow it with exposure to light to TREAT a medical condition, it is known as Levulan(R) photodynamic therapy or Levulan(R) PDT. When we use Levulan(R) and follow it with exposure to light to DETECT medical conditions it is known as Levulan(R) photodetection or Levulan(R) PD.

         On December 3, 1999, the FDA approved our New Drug Application, called an NDA, to market our first product, the Levulan(R) Kerastick(TM) 20% Topical Solution with PDT for the treatment of actinic keratoses, or AKs, of the face and scalp. AKs are precancerous skin lesions caused by chronic sun exposure. AKs can develop over time into a form of skin cancer called squamous cell carcinoma. We also received approval of our pre-market approval application, or PMA, of the clinical trial version of our first light device product, called the BLU-U(TM). The commercial version of the BLU-U(TM) which we intend to market is a modified version of the unit used in the clinical studies. We filed a supplement to the PMA covering these modifications on March 20, 2000.

         In November, 1999, we signed a marketing, development and supply agreement with Schering AG, a German corporation, for dermatology products. We granted to Schering AG the right to promote, market, sell and distribute our Levulan(R) Kerastick(TM) with PDT for AKs of the face and scalp on a worldwide basis, except for Canada. Schering AG will also promote the BLU-U(TM); however, we are responsible for leasing or selling the units, as well as for repairs and maintenance. Schering AG, and its United States affiliate, Berlex Laboratories, Inc., have advised us that Berlex plans to launch Levulan(R) PDT for AKs in the United States during the second quarter of 2000, subject to approval of the PMA supplement for the BLU-U(TM). We also intend to co-develop and commercialize additional Levulan(R) products for other dermatology disorders. Under the agreement, Schering AG has the exclusive right to market, promote, sell and distribute the products which are developed in the co-development program. Schering AG has agreed to fund two-thirds of the co-development program, up to a total of $3.0 million per year, through 2001. The parties may agree to continue to fund the co-development program beyond this date. Under the terms of the agreement, we have received $15 million, including $8.75 million in cash milestone payments and $6.25 million for which a Schering AG affiliate received 340,458 shares of our common stock. Schering AG is obligated to pay $8 million for future research and development support to be used at our discretion and an additional milestone payment of $7 million within 30 days after the first commercial sale of the Levulan(R) Kerastick(TM), provided that the FDA has approved the commercial model of the BLU-U(TM).

         We are developing Levulan(R) PDT and PD under an exclusive worldwide license of patents and technology from PARTEQ Research and Development Innovations, the licensing arm of Queen's University, Kingston, Ontario, Canada. We also own or license certain patents relating to methods for using pharmaceutical formulations which contain our drug and related processes and improvements. In addition to the Levulan(R) trademark, we also have published trademark applications for our drug applicator, the Kerastick(TM) and one of our light devices, the BLU-U(TM).

         We have submitted Levulan(R) PDT development proposals to Schering AG for acne, photodamaged skin, warts, hair removal and onychomycosis, more commonly known as nail fungus. Together, we expect to finalize the development program for 2000 to include several of these conditions and to begin new clinical trials shortly. Also during this year, we expect to begin a new Phase I/II clinical trial using Levulan(R) for the detection of bladder cancer. We are also currently supporting independent investigator trials to advance clinical programs such as the use of Levulan(R) PDT to prevent restenosis, a narrowing of blood vessels following balloon angioplasty; to treat dysfunctional uterine bleeding; and to detect and/or treat precancer of the cervix, known as CIN. We may also consider supporting other independent investigator clinical trials this year to advance clinical programs such as use of Levulan(R) PDT to treat Barrett's esophagus, a potentially precancerous condition of the throat.

         On February 23, 2000, we signed a definitive agreement with ten mutual funds or collective trust funds advised by the INVESCO Funds Group, Inc. for a private placement of 1.5 million shares of our common stock. The purchase price is $28.50 per share. The closing occurred on March 23, 2000. We agreed to pay at closing a commission of 4.5% on the gross proceeds plus a non-accountable expense allowance of $25,000 to the placement agent.

BUSINESS STRATEGY

         The following are the key elements of our strategy:

         o Successfully Launch our First Product. We are working with our dermatology marketing partner, Schering AG, to begin selling, in the United States, our first PDT system, the Levulan(R) Kerastick(TM) 20% Topical Solution with our BLU-U(TM) for the treatment of AKs of the face and scalp.

         o Leveraging our Levulan(R) PDT/PD Platform to Develop Additional Products. In dermatology, we intend, together with Schering AG, to co-develop and commercialize additional Levulan(R) products for other skin conditions. Outside dermatology, we intend to develop new drug formulations and light devices to target large markets with unmet medical needs, such as bladder cancer detection, prevention of restenosis and the detection and/or treatment of a number of gynecological conditions.

         o Enter into Additional Strategic Alliances. When we believe that the development program for a non-dermatology indication may be beyond our own resources or may be advanced to market more rapidly with the use of resources of a corporate partner, we may seek opportunities to license, market or co-promote our products.

         o Use the Results of Independent Researchers to Identify New Applications. We will continue to support independent investigators' research so that we have the benefit of human data when we evaluate potential indications for corporate development. We will also continue to monitor independent research in order to identify potential new indications.

         o Consider the Addition of Complimentary Products. We intend to evaluate and pursue licensing and acquisition opportunities for complementary products which may include drugs, devices, technologies or related businesses.

PDT/PD OVERVIEW

         In general, both photodynamic therapy and photodetection are two-step processes:

         o The first step is the application of a drug known as a "photosensitizer," which collects in specific cells.

         o The second step is activation of the photosensitizer by controlled exposure to a selective light source.

         During this process, energy from the light activates the photosensitizer. In PDT, the activated photosensitizer transfers energy to oxygen molecules found in cells, converting the oxygen into a highly energized form known as "singlet oxygen", which destroys or alters the sensitized cells. In PD, the activated photosensitizer emits energy in the form of light, making the sensitized cells fluoresce, or "glow".

         The longer the wavelength of visible light, the deeper into tissue it penetrates. Different wavelengths, or colors, of light, including red and blue light, may be used to activate photosensitizers. The selection of the appropriate color of light for a given indication is primarily based on two criteria:

         o the desired depth of penetration of the light into the target tissue, and

         o        the efficiency of the light in activating the photosensitizer.

         Blue light does not penetrate deeply into tissues and is better suited for treating superficial lesions. It is generally a potent activator of photosensitizers. Red light penetrates more deeply into the skin. Therefore, it is better suited for treating cancers and deeper tissues, but it is generally not as strong an activator of photosensitizers. Different photosensitizers do not absorb all colors of visible light in the same manner. For any given photosensitizer, some colors are more strongly absorbed than others.

         Another consideration in selecting a light source is the location of the target tissue. Lesions on the skin which are easily accessible can generally be treated with a non-laser light source. Internal indications, which are often more difficult to access, may require a laser in order to focus the light into a small fiber optic delivery system which may be passed through an endoscope or into a hollow organ.

         PDT can be a highly selective treatment that targets specific tissue while minimizing damage to normal surrounding tissue. It allows for a multiple course of therapy. The photosensitizer and the light separately have no PDT/PD effect. The most common side effect of photosensitizers that are taken systemically is temporary skin sensitivity to bright light. Patients undergoing PDT and PD treatments are usually advised to avoid direct sunlight and/or to wear protective clothing during this period. Patients' indoor activities are unrestricted except that they are told to avoid bright lights. The degree of selectivity and period of skin photosensitivity varies among different photosensitizers and is also related to the drug dose given.

OUR LEVULAN(R) PDT/PD PLATFORM

         OUR LEVULAN(R) BRAND OF ALA

         We have a unique approach to PDT and PD, using the human cell's own natural processes. Levulan(R) PDT takes advantage of the fact that ALA is the first product in a natural biosynthetic pathway present in virtually all living human cells. In normal cells, the production of ALA is tightly regulated through a feedback inhibition process. In our PDT/PD system, excess ALA, as Levulan(R) is added from outside the cell, bypassing the normal feedback inhibition. The ALA is then converted through a number of steps into a potent natural photosensitizer named protoporphyrin IX, or PpIX. This is the compound that is activated by light during Levulan(R) PDT/PD, especially in fast growing cells. Any PpIX that remains after treatment is eliminated naturally by the same enzyme pathway.

         We believe that Levulan(R) is unique among PDT/PD agents. It has the following features:

         o Naturally Occurring. ALA is a naturally occurring substance found in virtually all human cells.

         o Small Molecule. Levulan(R) is a small molecule that is easily absorbed whether delivered topically, orally, or intravenously.

         o Highly Selective. Levulan(R) is not itself a photosensitizer, but is a pro-drug that is converted through a cell-based process into the photosensitizer PpIX. The combination of topical application, tissue specific uptake and conversion into PpIX and targeted light delivery make this a highly selective process. Therefore, we can achieve clinical effects in targeted tissue with minimal effects to normal surrounding and underlying tissue.

         o Controlled Activation. Levulan(R) has no PDT effect without exposure to light at specific wavelengths, so the therapy is easily controlled.


Scientists believe that the accumulation of PpIX following the application of Levulan(R) is more pronounced in:

         o rapidly growing diseased tissues, such as precancerous and cancerous lesions,

         o conditions characterized by rapidly proliferating inflammatory cells, such as acne and psoriasis, and

         o in certain normally fast-growing tissues, such as hair follicles and the lining of the uterus.

         OUR KERASTICK(TM) BRAND APPLICATOR

         We designed our proprietary Kerastick(TM) specifically for use with Levulan(R). It is a single-use, disposable applicator which allows for the rapid preparation and uniform application of Levulan(R) topical solution in standardized doses. The Kerastick(TM) has two separate glass ampules, one containing Levulan(R) powder and one containing a liquid vehicle, enclosed within a plastic tube and an outer cardboard sleeve. There is a filter and a metered dosing tip at one end. Prior to application, the doctor or nurse crushes and shakes the Kerastick(TM) according to directions to mix the contents into a solution. The Kerastick(TM) tip is then dabbed on to the individual AK lesions, releasing a predetermined amount of Levulan(R) 20% solution.

         OUR LIGHT SOURCES

         Customized light sources are critical to successful Levulan(R) PDT/PD because the effectiveness of Levulan(R) therapy depends on delivering light at the appropriate wavelengths and intensities. We intend to continue to develop integrated drug and light device systems, in which the light sources:

         o        are compact and tailored to fit specific medical needs;
         o        are pre-programmed and easy to use; and
         o        provide cost-effective therapy.

         Our proprietary BLU-U(TM) is a fluorescent light source that can treat the entire face or scalp at one time which has been specifically designed for use with Levulan(R). The light source is compact and easily portable. It can be used in a physician's office, requires minimal floor space, and plugs into a standard electrical outlet. The BLU-U(TM) also incorporates a proprietary regulator that controls the optical power of the light source to within specified limits. It has a simple control panel consisting of an on-off key switch and digital timer which turns off the light automatically at the end of the treatment.

         We are using non-laser light sources whenever feasible because, compared to lasers, they are:

         o         safer;
         o         simpler to use;
         o         more reliable; and
         o         far less expensive.

         For treatment of AKs, our BLU-U(TM) uses blue light which penetrates superficial skin lesions and is a potent activator of PpIX. Longer red wavelengths penetrate more deeply into tissue but are not as potent activators of PpIX. Therefore, for treatment of superficial lesions of the skin, such as AKs and acne, we are using relatively low intensity, non-laser blue light sources, which are designed to treat large areas, such as the entire face or body. For destruction of hair follicles or treatment of diseases which have lesions which may penetrate several millimeters into the skin or other tissue, e.g. for most forms of cancer, high-powered red light is preferable. We have United States and foreign patents and patent applications pending which relate to devices and methods of using light devices for use in Levulan(R) PDT and PD.

         We also have an agreement with Richard Wolf Medical Instruments Corp. for the supply of proprietary non-laser light sources and cystoscopes to be used in our clinical trial for bladder cancer detection. The Wolf light device was utilized by the investigators in our Phase I/II clinical trial for bladder cancer detection.

         Our Levulan(R) PDT/PD research and development team has experience in the development and regulatory approval process of both drugs and devices for use in clinical PDT/PD.

OUR PRODUCTS

         The following table outlines our products and product candidates.


PRODUCT/INDICATION                                             REGULATORY STATUS              MARKETING RIGHTS(1)

DERMATOLOGY

Levulan(R)Kerastick(TM)and BLU-U(TM)for PDT of AKs          Approved; Phase IV - Planned          Schering AG
Levulan(R)PDT for Acne                                             Phase I/II2                    Schering AG
Levulan(R)PDT for Facial Photodamaged Skin                   Phase I/II - Proposed(2)             Schering AG
Levulan(R)PDT for Recalcitrant Wart Removal                  Phase I/II - Proposed(2)             Schering AG
Levulan(R)PDT for Onychomycosis (Nail Fungus)                Phase I/II - Proposed(2)             Schering AG
Levulan(R)PDT for Hair Removal                               Phase I/II - Proposed(2)             Schering AG
Levulan(R)PDT for Psoriasis                                    Investigator Study                 Schering AG
Levulan(R)PDT for Cutaneous T-Cell Lymphoma                    Investigator Study                 Schering AG

OTHER INDICATIONS

Levulan(R)for Bladder Cancer Detection                             Phase I/II                        DUSA
Levulan(R)PDT for Prevention of Restenosis                     Investigator Study                    DUSA
Levulan(R)PDT for Barrett's Esophagus                          Investigator Study                    DUSA
Levulan(R)PDT for Dysfunctional Uterine Bleeding               Investigator Study                    DUSA
Levulan(R)PDT/PD for Cervical Intraepitheleal Neoplasia        Investigator Study                    DUSA

1 Draxis Health, Inc., our former parent, holds a license to PARTEQ's ALA patents for Canada.
2 Under consideration for co-development with Schering AG.

DERMATOLOGY INDICATIONS

         Actinic Keratoses (AKs). AKs are superficial precancerous skin lesions usually appearing as rough, scaly patches of skin with some underlying redness. The current preferred methods of treating AKs are cryotherapy, or the freezing of skin, using liquid nitrogen, and 5-flourouracil cream, or 5-FU. Although both methods can be effective, each has limitations and can result in significant side effects. Cryotherapy is non-selective, is usually painful at the site of freezing and can cause blistering and loss of skin pigmentation, leaving white spots. In addition, because there is no standardized treatment protocol, results are not uniform. 5-FU can be highly irritating and requires twice-a-day application by the patient for approximately two to four weeks, resulting in inflammation, redness and erosion or rawness of the skin. Following the treatment an additional one to two weeks of healing is required.

          Our approved treatment method involves applying Levulan(R) 20% topical solution using the Kerastick(TM) to the AK lesions, followed 14-18 hours later with exposure to our BLU-U(TM) for approximately 17 minutes. In 1998, we completed two identical Phase III trials to test the safety and efficacy of our therapy. Over 240 patients were treated at a total of 16 sites across the U.S. Each patient had at least four and not more than 15 AKs. We treated patients in the control group with solution without the active drug. The results showed clearing (no visual or palpable evidence of the AK) in 83% of the AK lesions after one treatment with Levulan(R). We repeated treatment of any remaining AK lesions after eight weeks. At 12 weeks, after one or two treatments, 91% of lesions had cleared as compared to 25% of the lesions in the control group. The only adverse medical effect of our treatment was a stinging/burning sensation of the AK lesions during exposure to our BLU-U(TM). This discomfort subsided shortly after the light treatment ended. During the next several years, we plan to carry out two Phase IV trials, as required by the FDA; one to evaluate the long-term effects of our therapy, and the second to test for allergic skin reactions to our therapy.

         Acne. Acne is a common skin condition caused by the blockage and/or inflammation of sebaceous, or oil, glands. In our ongoing clinical trials, we are targeting patients with mild to moderate facial inflammatory acne. Traditional treatments for this form of acne include over-the-counter topical medications for mild cases, and prescription topical medications or oral antibiotics for mild to moderate cases. An oral retinoid drug called Accutane(R)(1) is the treatment of choice for cystic acne and can be used for moderate to severe inflammatory acne. Over-the-counter treatments are often not effective and can result in side effects, including drying, flaking and redness. Prescription antibiotics lead to improvement in many cases, but patients must often take them on a long-term basis. Accutane(R) can have a variety of side effects, from dryness of the lips and joint pains, to birth defects, elevated levels of triglycerides, and liver enzymes. With Levulan(R) PDT therapy for acne, we are seeking to improve or clear patients' acne without the need for long-term oral therapy, and with fewer side effects than current therapies.

         Based on pre-existing knowledge about ALA activity in sebaceous glands, we carried out a small study in acne patients in 1994. The preliminary results showed specific localization and conversion of Levulan(R) to PpIX in the acne lesions, which suggested that we may be able to treat acne with Levulan(R) PDT. In 1995, we sponsored a Phase I/II human clinical trial which confirmed the selective accumulation of PpIX in acne lesions after application of Levulan(R) in a small number of patients. As a next step, we conducted a Phase I/II dose-ranging clinical trial using topical Levulan(R) and a proprietary non-laser red light. We designed the study primarily to test safety and to help guide the design of Phase II clinical trials. The clinical response was encouraging. Patients tolerated the treatments well, and no adverse events were reported. In October 1999, we began a new Phase I/II clinical trial designed to test the safety and efficacy of repeated doses of Levulan(R) 20% topical solution followed by light exposure using the BLU-U(TM).

         Facial Photodamaged Skin. Photodamaged skin, which is skin damaged by the sun, occurs primarily in fair-skinned individuals after many years of sun exposure. Signs of photodamaged skin include roughness, wrinkles and brown spots. AKs also tend to occur in areas of photodamaged skin. There are numerous consumer cosmetic and herbal products which claim to lessen or relieve the symptoms of photodamaged skin. In most cases, there is little scientific data to support these claims. The FDA has approved only one prescription drug to treat this common skin condition, Renova(R)(2). Patients generally use the product for between six and 24 weeks before improvement may be seen.

         As part of our AK clinical trials, we conducted a Phase II safety and efficacy study, testing 64 patients with three to seven AK lesions of the face or scalp within an area of photodamaged skin. The physician investigators applied Levulan(R) 20% solution over the entire area including the photodamaged skin. After 14-18 hours, the patients were treated with blue light at differing light doses. Investigators noticed marked improvement in the roughness of skin and some degree of improvement of wrinkles and brown spots in two-thirds of the patients. However, ten of the 64 patients found that the burning and stinging of the PDT therapy was too uncomfortable and as a result the treatment was either terminated early or the light power was reduced. No one reported a serious

----------------------

         1  Accutane(R) is a registered trademark of Hoffmann La-Roche.

         2   Renova(R) is a registered trademark of Johnson & Johnson.

treatment-related adverse event. Based upon these results, we have proposed two studies on the treatment of photodamaged skin to Schering AG for this year's development program.

         Recalcitrant Hand and Foot Warts. Warts, which are characterized by abnormal epidermal skin cell growth, are a common skin condition caused by the human papilloma virus (HPV). Warts are usually treated first with over-the-counter salicylic acid preparations. Often, these treatments are successful. However, in cases where the warts do not clear, patients normally consult a physician. The physician's next line of therapy is usually cryotherapy with liquid nitrogen which is applied by the doctor for anywhere from weeks to months to years in rare cases. This treatment is painful and can occasionally leave scars. Some dermatologists use lasers to treat warts, although this process can also take many treatments with no guarantee of success. Often, the warts still persist despite all attempts at treatment and we refer to them as recalcitrant warts.

         In an independent Danish randomized clinical trial using ALA PDT on 30 patients with 250 warts, the investigator reported, in 1999, that one of the treatment groups showed a 70% elimination of recalcitrant warts through a 12 month period. Based on these results, we have proposed to Schering AG that we include development of Levulan(R) PDT for warts in the dermatology co-development program.

         Onychomycosis. This condition is more commonly known as nail fungus. Current topical therapies are only effective in a small percentage of patients. Oral prescription medications are more effective but must be taken over 12 weeks or more, and pose risks of systemic side effects such as liver disease and adverse interactions with other medications. In an unpublished investigator study, 12 patients received a single treatment of Levulan(R) to their infected nail, which was then exposed to a non-laser red light source. Three patients showed a complete response to the Levulan(R) PDT. They lost their nail after one week and regrew a new nail which was free of nail fungus. Based on this investigator study, DUSA and Schering AG are considering co-development of a therapy for this indication.

         Hair Removal. Unwanted hair is a common problem that is experienced by both men and women of all races and skin colors. Currently, permanent hair removal involves procedures using electrolysis or lasers. Electrolysis requires insertion of an electrified needle into each hair follicle. It requires numerous treatments over extended periods of time that can have varying degrees of success. Laser treatments do not require a needle but, instead, heat the hairs by absorption of laser light energy. Laser treatments work best for individuals with light skin and dark hair, but usually they do not work as well for individuals with darker skin tones.

          We believe that due to the selective properties of Levulan(R) PDT for targeting rapidly growing cells, such as hair follicle cells, we may be able to achieve biologically targeted permanent hair removal without the need for heating or burning the individual hairs. In an independent pilot study performed by researchers from Massachusetts General Hospital-Harvard Medical School using a Levulan(R) formulation that we supplied and a laser light source, researchers achieved hair removal in 12 subjects who were followed for up to six months. In June 1999, we announced the results of our first Phase I/II clinical study examining the ability of Levulan(R) PDT to permanently remove human hair. Thirty patients were enrolled in this study at three clinical trial sites in the United States. Investigators counted the hairs on a portion of each patient's upper leg (thigh region) to establish a baseline. These areas were then treated with Levulan(R) 20% topical solution. Patients then received a dose of light from a non-laser red light source which we developed, or a dose of red laser light. The patient's other thigh received only placebo treatment. Patients were followed for six months after the single Levulan(R) PDT treatment. The study results showed that when the non-laser light source was used, patients who received the highest intensity and duration of light showed a reduction in hair count from the baseline of approximately 10-15% as compared with that seen in the non-treated control site. Levulan(R) plus laser light delivered at high doses showed the best result, a 20-24% reduction in hair count as compared with control sites. Because only 25-28% of the hairs on the thigh are actively growing at any one time, it appears that Levulan(R) with non-laser light was able to affect a significant portion of the actively growing hair and Levulan(R) with laser light appeared to affect essentially all of the actively growing hair. A majority of patients treated with each type of light source experienced mild to moderate burning and stinging during light exposure. Hyperpigmentation or freckling of the skin was also observed in the majority of patients treated using this protocol. In some cases the freckling remained throughout the 6 month follow-up. Therefore, we have proposed a new protocol to Schering AG seeking to reduce the freckling and increase the amount of hair removed.

OTHER INDICATIONS

         Bladder Cancer Detection. According to the American Cancer Society, there will be more than 50,000 new cases of bladder cancer diagnosed this year in the United States. Bladder cancer is most often treated by surgical removal of the tumor, but in many cases tumors recur within two to three years. Doctors screen high-risk patients regularly for bladder cancer because of the risk of recurrence. One of the standard methods for bladder cancer detection involves using a cystoscope to view the bladder with white light.

         We believe that Levulan(R) PD for bladder cancer may complement current white light cystoscopy methods, giving urologists an additional tool to help detect bladder cancer. Two independent European studies of bladder cancer in 82 patients showed the selective accumulation of PpIX in human bladder tumors and precancerous lesions following ALA application. These tumors and lesions showed fluorescence when exposed to certain wavelengths of light, allowing the identification of malignant and precancerous lesions, including lesions which were missed by routine visual examination using white light. Based upon this early clinical data, we decided to undertake our own Phase I/II multi-center clinical trial for enhancement of bladder cancer detection using Levulan(R) PD and an endoscope light source provided by Richard Wolf Medical Instruments Corp.

         The study was completed in December 1999. Based on preliminary analysis of the data, we found a total of 109 cancers in 73 patients. Levulan(R) plus blue light detected 12 cancers which were not identified by any other method. In this study, areas which appeared normal under white light were also biopsied by the investigator (random biopsy method). An additional 15 cancers were detected using this random biopsy method, only one of which was also detected using blue light and Levulan(R). There were no significant side effects reported attributable to the Levulan(R) PD procedure. These results suggest that for optimal detection of bladder cancer, it appears that Levulan(R) and blue light should be used together with white light cystoscopy and random biopsy. However, biopsies are not normally carried out during office-based cystoscopies, due to the increased risks of this procedure. We believe, based upon a review of the clinical trial data with a panel of urology experts, that there may be an opportunity to develop Levulan(R) PD as an adjunct to white light cystoscopies for office-based surveillance procedures. We are currently planning the design of clinical trials with the goal of optimizing this technique. We intend to begin new trials during late 2000.

         Prevention of Restenosis Following Balloon Angioplasty. Restenosis is the re-narrowing of an artery after balloon angioplasty due to the rapid growth of smooth muscle cells at the site of the angioplasty. Many of the patients who undergo balloon angioplasty suffer restenosis within six months of the procedure. Current forms of treatment for restenosis involve repeated angioplasty procedures, stenting or by-pass surgery. Animal studies have shown that Levulan(R) PDT prevents the rapid growth of smooth muscle cells within the artery after balloon angioplasty. In October 1999, results were published in the British Journal of Surgery from an investigator study using Levulan(R) PDT to reduce restenosis after balloon angioplasty. The investigators studied seven patients with a total of eight blockages of the femoral (leg) artery. Each of the patients had undergone conventional balloon angioplasty for blockages in the femoral artery within the previous two to six months, and all of the patients had developed restenosis and associated symptoms, including leg pains, calf pains, and muscle cramps while walking. In the study, patients received oral doses of Levulan(R) and then underwent a second balloon angioplasty procedure. After the angioplasty procedure, red laser light was delivered to the site through the transparent angioplasty balloon. There were no reported complications from the procedure. All of the patients had symptomatic relief and, during the six month follow-up period, none of the patients had any recurrence of symptoms. At the end of the six month period, the investigators examined all the treated arteries, each of which remained open to some degree. Testing showed no evidence of restenosis at three sites; 25% restenosis at three sites; and 40% restenosis at two sites. We are currently assisting with the design of a randomized controlled investigator study to further evaluate the use of Levulan(R) PDT in the prevention of restenosis following balloon angioplasty. This study is expected to begin in 2000.

         Barrett's Esophagus. Barrett's esophagus is a potentially precancerous condition of the esophagus which occurs when the lining of the esophagus converts to stomach-type tissue in response to chronic exposure to stomach acid. Over time, the area of the esophagus affected can develop precancerous and eventually cancerous cells. The condition is often undetected until the disease reaches later stages. According to the American Cancer Society, patients with this condition have an increased risk of esophageal cancer which is 50 times higher than that of the overall population. Esophageal cancer is one of the deadliest forms of cancer, with five-year survival rates of less than one percent for late-stage patients.

         There are no effective treatments for early-stage Barrett's esophagus. Doctors treat milder forms of the condition with medication, to reduce stomach acid. A current treatment for more advanced, pre-cancerous, Barrett's esophagus involves surgery to remove affected areas of the esophagus.

         Since European studies have shown that Barrett's esophagus cells have a high degree of selectivity for Levulan(R), we intend to continue to support investigator studies involving the use of Levulan(R) PDT for the treatment of Barrett's esophagus lesions. We believe that potential damage to the muscle wall of the esophagus should not occur with Levulan(R) since PpIX accumulation has not been observed in the underlying muscle tissue.

         Dysfunctional Uterine Bleeding. Dysfunctional uterine bleeding occurs when the lining of the uterus (the endometrium) responds abnormally to the hormonal changes associated with menstruation. Treatments for dysfunctional uterine bleeding include hysterectomy, or removal of the uterus by surgery, or endometrial ablation, the destruction of the lining of the uterus by surgical or thermal methods. In endometrial ablation treatments where the uterus is not removed, incomplete ablation and/or damage to the muscle wall of the uterus can result. Therefore, we propose to use Levulan(R) PDT as a less invasive and less costly treatment for dysfunctional uterine bleeding. We have supported research by independent investigators using Levulan(R) to treat this condition in clinical studies at centers in the United Kingdom and the United States. These studies have shown that endometrial tissue selectively absorbs Levulan(R) with no evidence of toxicity. We believe our product system is a good candidate for clinical trials because Levulan(R) is selectively absorbed by the lining of the uterus and activated by light sources which can be inserted into the uterus without the need to anesthetize the patient. We are currently supporting a pilot human trial for treatment of dysfunctional uterine bleeding which began in January 2000.

         Cervical Intraepitheleal Neoplasia. Cervical intraepitheleal neoplasia, or CIN, is a common precancerous condition of the cervix. Doctors use the pap smear (cervical cytology specimens) to screen for cancerous and precancerous conditions of the cervix. Each year millions of pap smear procedures are performed in the United States. Approximately one-third of the test results reveal some abnormality of the cervical tissue, and in many of these cases the results are suspicious but not conclusive and therefore cannot be definitively diagnosed. We believe that Levulan(R) PD could help doctors to locate and biopsy the abnormal cervical tissue.

           In March 1997, an investigator-sponsored study showed the selectivity of Levulan(R) PDT/PD for CIN tissue. We are considering supporting a new investigator-sponsored study to examine the use of Levulan(R) as an adjunct to pap smears to begin sometime in 2000.

OTHER POTENTIAL INDICATIONS

         There may be numerous other potential therapeutic and cancer detection uses for Levulan(R) PDT/PD, and we may support research in several of these areas, as appropriate, with pilot trials, and/or investigator-sponsored studies, based on pre-clinical, clinical, regulatory and marketing criteria we have established through our strategic planning processes. Some of these potential uses in dermatology include treatment of skin cancers, such as squamous cell carcinomas and cutaneous T-cell lymphomas, psoriasis, and genital warts; and non-dermatology indications may include detection and/or treatment of brain cancer, gastro-intestinal tumors, and oral cavity cancer.

STRATEGIC PARTNERS

         In November 1999, we signed a marketing, development and supply agreement with Schering AG for the use of our Levulan(R) products to treat or detect dermatology disorders. Schering AG is a large multi-national pharmaceutical company which has significant dermatology sales outside the United States. Under the agreement, we granted to Schering AG the exclusive worldwide right, except for Canada, to promote, market, sell and distribute our Levulan(R) Kerastick(TM) with PDT for AKs, and any additional dermatology products developed under the co-development program. The parties have agreed to jointly fund the dermatology co-development program for at least two years, with Schering AG contributing two-thirds of the joint committee-approved budget, while we contribute the remaining one-third. For the years 2000 and 2001, the parties have committed to a budget of $4.5 million, subject to final agreement on the development program. Schering AG also has limited rights to negotiate with us for rights to non-dermatology products which we intend to develop with other corporate partners.

         We have already received $15 million, including $8.75 million in cash milestone payments and $6.25 million for which a Schering AG affiliate received 340,458 shares of our common stock. Schering AG is obligated to pay $8 million for future research and development support to be used at our discretion and an additional milestone payment of $7 million within 30 days after the first commercial sale of the Levulan(R) Kerastick(TM), provided that the FDA has approved the commercial model of our BLU-U(TM).

         Schering AG has indicated that it initially plans to target dermatologists in the United States using dedicated sales representatives. The launch of Levulan(R) PDT by Schering AG's United States affiliate, Berlex Laboratories, Inc., represents our partner's entree into the U.S. dermatology marketplace. We will be responsible for the manufacture and supply of the Kerastick(TM) to Schering AG. Schering AG will pay a supply price to us for the drug products, as well as a royalty on drug sales. Schering AG will also promote the BLU-U(TM) which we expect to lease directly to dermatologists and other physicians. We have agreed to maintain and repair the BLU-U(TM) units under lease/maintenance agreements with the end-users. Under the terms of a guaranty, Schering AG has agreed to guarantee the lease payments by each lessee up to our cost of the BLU-U(TM) from our third-party manufacturer. The guaranty will expire on the second anniversary of the first delivery to an end-user of a BLU-U(TM). In addition, Schering AG has agreed to provide us with an interest-free line of credit for up to $1 million to finance inventory of BLU-U(TM) units. Our repayment of amounts borrowed under the line of credit is secured by the BLU-U(TM) units. Any amounts we draw on the line of credit must be repaid within 12 months.

         The marketing, development and supply agreement terminates on a product-by-product basis in each country in the territory on the later of (a) 12-1/2 years after the first commercial sale of a respective product in such country, or (b) the expiration of patents pertaining to the manufacture, sale or use of such product in such country. Subject to the terms of the agreement, the parties may terminate the agreement earlier.

SUPPLY PARTNERS

         National Biological Corporation. In November 1998, we entered into a purchase and supply agreement with NBC for the manufacture of some of our light sources, including the BLU-U(TM). We have agreed to order from NBC all of our supply needs of these light sources for the United States and Canada and NBC has agreed to supply us with the quantities we order.

         NBC has granted to us a license to manufacture the light sources if NBC fails to meet our supply needs. Under these circumstances, we would also have a worldwide license to import, use, sell or dispose of the light sources under NBC's technology within the field of PDT. Also, NBC has agreed that it will not supply light sources that may be used to compete with our business. The agreement has a ten year term, subject to earlier termination for breach or insolvency or for convenience.

         We have also entered a co-development agreement with NBC to develop light devices meeting particular specifications for use in PDT. NBC has the exclusive right to manufacture and supply these light sources to us, subject to the terms of the purchase and supply agreement between the parties.

         North Safety Products. In September 1999, we entered into a purchase and supply agreement with North, a unit of Norcross Safety Products, LLC., for the manufacture and supply of our Kerastick(TM) brand applicator. We have agreed to purchase from North a significant portion of our total commercial requirements for supply of the Kerastick(TM) for sale in the United States and Canada. Prices for the product are based on the quantities of Kerasticks(TM) ordered, which are subject to change depending on various product costs and competitive market conditions. The agreement has a five year term which may be extended.

         Sochinaz S.A. Under an agreement dated December 24, 1993, Sochinaz manufactures and supplies all of our requirements of Levulan(R) worldwide from its FDA approved facility in Switzerland. The agreement remains in effect for five years from the receipt of our first drug approval, or until December 3, 2004.

LICENSES

         PARTEQ Research and Development Innovations. We license the patents underlying our Levulan(R) PDT/PD systems under a license agreement with PARTEQ, the licensing arm of Queen's University, Kingston, Ontario. Under the agreement, we have been granted an exclusive worldwide license, with a right to sublicense, under PARTEQ patent rights, to make, have made, use and sell products which are precursors of PpIX, including ALA. The agreement covers certain use patent rights. It also includes any improvements discovered, developed or acquired by or for PARTEQ, or Queen's University, to which PARTEQ has the right to grant a license. Effective October 7, 1991, we assigned to our former parent, Draxis Health, Inc., our rights and obligations under the original PARTEQ license agreement to the extent they relate to Canada.

         When we are selling our products directly, we have agreed to pay to PARTEQ royalties of 6% and 4% on 66% of the net selling price in countries where patent rights do and do not exist, respectively. In cases where we have a sublicensee, such as Schering AG, we will pay 6% and 4% when patent rights do and do not exist, respectively, on our net selling price less the cost of goods for products sold to the sublicensee, and 6% of royalty payments we receive on sales of products by the sublicensee. We are also obligated to pay 5% of any lump sum sublicense fees paid to us, such as milestone payments, excluding amounts designated by the sublicensee for future research and development efforts. The agreement is effective for the life of the latest United States patents and becomes perpetual and royalty-free when no United States patent subsists. We have the right to terminate the PARTEQ agreement with or without cause upon 90 days notice.

         Other License. We acquired a license from a British technology firm in April 1997 to develop and market an incoherent or non-laser light source which is a candidate for use in our dysfunctional uterine bleeding, bladder cancer detection and/or other clinical programs. On February 24, 2000, we were served with legal papers relating to a lawsuit filed by Photo Therapeutics Limited in the British High Court of Justice - Chancery Division, Claim No.: HC 2000 00
777. Photo Therapeutics is the assignee of the license agreement. The agreement dated April 8, 1997 grants us exclusive rights in North, Central and South American countries and non-exclusive rights in numerous European countries to develop, manufacture, market and sell a patented incoherent light device and improvements to the device. We paid a fee of 10,000 British Pounds ($16,421) upon execution, and will pay royalties on sales ranging from 1.25% to 5% depending on the patent status and territory in which sales may occur. The lawsuit alleges that we breached the agreement by failing to use our best endeavors to develop the device. Photo Therapeutics is seeking unspecified damages, return of the technology and information relating to the device and a declaration that the agreement has been terminated. We are reviewing the complaint and while we believe we have meritorious defenses, we cannot determine the outcome at this early stage of the litigation. We do not believe that this matter will have a material adverse effect on our business, results of operations or financial condition.

MANUFACTURING

         We do not currently operate any manufacturing facilities. Our drug, Levulan(R), the Kerastick(TM) brand applicator and the BLU-U(TM) brand light source are each manufactured by a single third-party supplier. Under our agreement with Schering AG, we are obligated to maintain certain inventory levels of our Levulan(R) products until we qualify a second source of supply for ALA. We have purchased key pieces of equipment to prepare for the establishment of a limited production line so that a second source could manufacture the Kerastick(TM).

MARKETING AND SALES

         Under our agreement with Schering AG, marketing and sales of Levulan(R) PDT products for use in dermatology in the United States will be the responsibility of Schering AG's affiliate, Berlex Laboratories, Inc. Following receipt of marketing approval in the United States, Schering AG must select the country, countries or key territories in which it intends to seek regulatory approval and to sell our products on a product-by-product basis. If Schering AG elects not to market a product in a specific territory or country, we regain the right to market the product. We retain the rights to market and sell all future products for non-dermatology indications. Subject to Schering AG's limited right to negotiate, we can enter into marketing, co-promotional, distribution or similar type agreements with corporate partners for our non-dermatology indications.

PATENTS AND TRADEMARKS

         We actively seek, when appropriate, to protect our products and proprietary information through United States and foreign patents, trademarks and contractual arrangements. In addition, we rely on trade secrets and contractual arrangements to protect certain of its proprietary information and products.

         Our ability to compete successfully depends, in part, on our ability to defend our patents that have issued, obtain new patents, protect trade secrets and operate without infringing the proprietary rights of others. We have no product patent protection for the compound ALA itself, as our basic patents are for methods of detecting and treating various diseased tissues using ALA or related compounds called precursors, in combination with light. Even where we have patent protection, there is no guarantee that we will be able to enforce our patents. Patent litigation is expensive, and we may not be able to afford the costs. We own or exclusively license patents and patent applications related to the following:

         o        unique physical forms of ALA;

         o methods of using ALA and its unique physical forms in combination with light; and

         o        compositions and apparatus for those methods.

         These patents expire no earlier than 2009, and certain patents are entitled to terms beyond that date.

         We entered into a license agreement effective August 27, 1991 with PARTEQ and Draxis Health, Inc. We hold an exclusive worldwide license to certain patent rights from PARTEQ in the United States and a limited number of foreign countries.

         All United States patents and patent applications licensed from PARTEQ relating to ALA are method of treatment patents. Method of treatment patents limit direct infringement to users of the methods of treatment covered by the patents. We currently have patents and/or pending patent applications in the United States and in a number of foreign countries covering unique physical forms of ALA, compositions containing ALA, as well as ALA applicators, light sources for use with ALA, and other technology. We cannot guarantee that any pending patent applications will mature into issued patents.

         We have limited patent protection outside the United States which may make it easier for third parties to compete there. Our basic method of treatment patents and applications have counter-parts in only four foreign countries. Even with the issuance of additional patents, other parties are free to develop other uses of ALA, including medical uses, and to market ALA for such uses, assuming that they have obtained appropriate regulatory marketing approvals. Certain forms of ALA are commercially available chemical products. ALA in the form commercially supplied for decades is not itself subject to patent protection. In fact there are reports of several third-parties conducting clinical studies with ALA for the treatment of certain conditions in countries outside the United States of America where PARTEQ may not have patent protection Additionally, enforcement of a given patent may not be practicable or an economically viable alternative.

         We can give no assurance that a third-party or parties will not claim (with or without merit) that we have infringed or misappropriated their proprietary rights. A number of entities have obtained, and are attempting to obtain patent protection for various uses of ALA. We can give no assurances as to whether any issued patents, or patents that may later issue to third-parties, may affect the uses on which we are working or whether such patents can be avoided, invalidated or licensed if they cannot be avoided or invalidated. If any third-party were to assert a claim for infringement, we can give no assurances that we would be successful in the litigation or that such litigation would not have a material adverse effect on our business, financial condition and results of operation. Furthermore, we may not be able to afford the expense of defending against such a claim.

         Thermolase Corporation has patents that may affect our ability to commercialize the use of ALA for hair removal. We are aware that Thermolase has nine related issued United States patents some of which claim methods for removing or inhibiting the growth of hair. We do not know whether any of these patents cover our plans to market hair removal using ALA because we have not developed a final formulation or method of removing hair with ALA and light. If, after finalizing our formulation and method, we find that these patents do cover our planned use of ALA, Thermolase may either prevent us from using our system or they may require us to obtain a license for a fee.

         Except for the opposition of Japanese Patent No. 273032, which we license from PARTEQ, we are not aware of any formal challenges to the validity of PARTEQ's or our patents. However, we cannot guarantee that other challenges or claims will not be asserted in the future. Japanese Patent No. 273032, which relates to the basic method of using ALA, has recently been opposed and, as a result, the Japanese Patent Office Board of Appeals issued a "Notice of Reasons for Cancellation," which we received on February 12, 1999. With PARTEQ's assistance, we prepared and filed our response to this action. We can give no assurance of the likelihood of success of such a contest or any assurance that we will decide to spend the funds required to complete the contest. If our response does not allay the concerns of the Board, they may limit our patent protection or finalize the cancellation. Japan is a major pharmaceutical market and loss of this patent could adversely affect us in at least two ways. First, if we seek to enter the Japanese market, the lack of a patent would probably retard or diminish our market share. Second, even if we did not seek to market in Japan, third parties might not be interested in licensing the product in Japan without patent protection, and this might affect our revenues.

         In addition, we cannot guarantee that our patents, whether owned or licensed, or any future patents that may issue, will prevent other companies from developing similar or functionally equivalent products. Further, we cannot guarantee that we will continue to develop our own patentable technologies or that our products or methods will not infringe upon the patents of third-parties. In addition, we cannot guarantee that any of the patents that may be issued to us will effectively protect our technology or provide a competitive advantage for our products or will not be challenged, invalidated, or circumvented in the future.

         We also attempt to protect our proprietary information as trade secrets. Generally agreements with each employee, licensing partner, consultant, university, pharmaceutical company and agent contain provisions designed to protect the confidentiality of our proprietary information. However, we can give no assurances that these agreements will provide effective protection for its proprietary information in the event of unauthorized use or disclosure of such information. Furthermore, we can give no assurances that our competitors will not independently develop substantially equivalent proprietary information or otherwise gain access to our proprietary information, or that we can meaningfully protect our rights in unpatentable proprietary information.

         Even in the absence of composition of matter patent protection for ALA, we may receive financial benefits from:

         o patents relating to the use of such product, like PARTEQ's patents;

         o        patents relating to special compositions and formulations; and

         o limited marketing exclusivity that may be available as a patent term extension under the Hatch/Waxman Act and any counterpart protection available in foreign countries.

Effective patent protection also depends on many other factors such as the nature of the market and the position of the product in it, the growth of the market, the complexities and economics of the process for manufacture of the active ingredient of the product and the requirements of the new drug provisions of the Food, Drug and Cosmetic Act, or similar laws and regulations in other countries.

         We intend to seek registration of trademarks in the United States, and other countries where we may market our products when it is sufficiently close to commercialization so that appropriate brand names may be selected in light of the circumstances then existing. To date, we have been issued four trademark registrations, and other applications are pending.

COMPETITION

         Commercial development of PDT agents other than Levulan(R) are currently being pursued by a number of companies. These include: QLT PhotoTherapeutics Inc. (Canada); Miravant, Inc. (U.S.); Pharmacyclics, Inc. (U.S.); Scotia Pharmaceuticals (United Kingdom); and Photogen Technologies, Inc. (U.S.). We are also aware of several overseas companies doing research with ALA, including: medac GmbH (Germany) which is 25% owned by Schering AG; ESC Medical Systems Ltd. (Israel); and Photocure (Norway). Photocure is also conducting late-stage clinical trials using ALA PDT for dermatological uses.

         We are aware that other companies are involved in competitive activities in countries where we do not have patent protection. See "Risk Factors".

GOVERNMENT REGULATION

         The manufacture and sale of pharmaceuticals and medical devices in the United States are governed by a variety of statutes and regulations. These laws require, among other things:

         o approval of manufacturing facilities, including adherence to current good manufacturing, laboratory and clinical practices during production and storage known as cGMPs, GLPs and GCPs respectively;

         o        controlled research and testing of products;

         o applications for marketing approval containing manufacturing, preclinical and clinical data to establish the safety and efficacy of the product; and

         o control of marketing activities, including advertising and labeling.

         The marketing of pharmaceutical products requires the approval of the FDA in the United States, and similar agencies in other countries. The FDA has established regulations and safety standards, which apply to the preclinical evaluation, clinical testing, manufacture and marketing of pharmaceutical products. The process of obtaining marketing approval for a new drug normally takes several years and often involves significant costs. The steps required before a new drug can be produced and marketed for human use in the United States include:

         o        preclinical studies,

         o the filing of an Investigational New Drug, or IND, application;

         o        human clinical trials; and

         o        the approval of a New Drug Application, or NDA.

         Preclinical studies are conducted in the laboratory and on animals to obtain preliminary information on a drug's efficacy and safety. The time required for conducting preclinical studies varies greatly depending on the nature of the drug, and the nature and outcome of the studies. Such studies can take many years to complete. The results of these studies are submitted to the FDA as part of the IND application. Human testing can begin if the FDA does not object to the IND application.

         The human clinical testing program involves three phases. Each clinical study typically is conducted under the auspices of an Institutional Review Board or IRB at the institution where the study will be conducted. An IRB will consider among other things, ethical factors, the safety of human subjects and the possible liability of the institution. A clinical plan, or "protocol", must be submitted to the FDA prior to commencement of each clinical trial. All patients involved in the clinical trial must provide informed consent prior to their participation. The FDA may order the temporary or permanent discontinuance of a clinical trial at any time for a variety of reasons, particularly if safety concerns exist. These clinical studies must be conducted in conformance with the FDA's bioresearch monitoring regulations.

         In Phase I, studies are usually conducted on a small number of healthy human volunteers to determine the maximum tolerated dose and any product-related side effects of a product. Phase I studies generally require several months to complete, but can take longer, depending on the drug and the nature of the study. Phase II studies are conducted on a small number of patients having a specific disease to determine the most effective doses and schedules of administration. Phase II studies generally require from several months to two years to complete, but can take longer, depending on the drug and the nature of the study. Phase III involves wide scale studies on patients with the same disease in order to provide comparisons with currently available therapies. Phase III studies generally require from six months to four years to complete, but can take longer, depending on the drug and the nature of the study.

         Data from Phase I, II and III trials are submitted with the NDA. The NDA involves considerable data collection, verification and analysis, as well as the preparation of summaries of the manufacturing and testing processes and preclinical and clinical trials. Submission of an NDA does not assure FDA approval for marketing. The application review process generally takes one to three years to complete, although reviews of treatments for AIDS, cancer and other life-threatening diseases may be accelerated, expedited or subject to fast track treatment. The process may take substantially longer if, among other things, the FDA has questions or concerns about the safety and/or efficacy of a product. In general, the FDA requires properly conducted, adequate and well-controlled clinical studies demonstrating safety and efficacy with sufficient levels of statistical assurance. However, additional information may be required. For example, the FDA also may request long-term toxicity studies or other studies relating to product safety or efficacy. Even with the submission of such data, the FDA may decide that the application does not satisfy its regulatory criteria for approval and may disapprove the NDA. Finally, the FDA may require additional clinical tests following NDA approval to confirm safety and efficacy, often referred to as Phase IV clinical trials.

         Upon approval, a prescription drug may only be marketed for the approved indications in the approved dosage forms and at the approved dosage with the approved labeling. Adverse experiences with the product must be reported to the FDA. In addition, the FDA may impose restrictions on the use of the drug that may be difficult and expensive to administer. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems occur or are discovered after the product reaches the market. After a product is approved for a given indication, subsequent new indications, dosage forms, or dosage levels for the same product are reviewed by the FDA via the filing and upon approval of a supplemental NDA. The supplement deals primarily with safety and effectiveness data related to the new indication or dosage. Finally, the FDA requires reporting of certain safety and other information, often referred to as "adverse events" that become known to a manufacturer of an approved drug. If an active ingredient of a drug product has been previously approved, there may be other types of drug applications that can be filed that may be less time-consuming and costly.

         On December 3, 1999, the FDA approved the marketing of our Levulan(R) Kerastick(TM) 20% Topical Solution with PDT for treatment of AKs of the face and scalp.

         We are currently conducting Phase I/II studies on the use of ALA for bladder cancer detection and treatment of acne. Other than the FDA-approved use of Levulan(R) Kerastick(TM) with PDT for treatment of AKs, our other products still require significant development, including additional preclinical and clinical testing, and regulatory marketing approval prior to commercialization. The process of obtaining required approvals can be costly and time consuming and there can be no guarantee that the use of Levulan(R) in any future products will be successfully developed, prove to be safe and effective in clinical trials, or receive applicable regulatory marketing approvals. Medical devices, such as our light source devices, are also subject to the FDA's rules and regulations. These products are required to be tested, developed, manufactured and distributed in accordance with FDA regulations, including good manufacturing, laboratory and clinical practices. Under the Food, Drug & Cosmetic Act, all medical devices are classified as Class I, II or III devices. The classification of a device affects the degree and extent of the FDA's regulatory requirements, with Class III devices subject to the most stringent requirements and FDA review. Generally, Class I devices are subject to general controls (e.g., labeling and adherence to the cGMP requirement for medical devices), and Class II devices are subject to general controls and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Class III devices, which typically are life-sustaining or life-supporting and implantable devices, or new devices that have been found not to be substantially equivalent to a legally marketed Class I or Class II "predicate device", are subject to general controls and also require clinical testing to assure safety and effectiveness before FDA approval is obtained. The FDA also has the authority to require clinical testing of Class I and II devices. The BLU-U(TM) has been classified as a Class III device. We anticipate that our other devices will also be classified as Class III and be subject to the highest level of FDA regulation. Approval of Class III devices require the filing of a PMA application supported by extensive data, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device. If human clinical trials of a device are required and the device presents a "significant risk", the manufacturer of the device must file an investigational device exemption or "IDE" application and receive FDA approval prior to commencing human clinical trials. At present, our devices are being studied in preclinical and clinical trials under our INDs.

         Following receipt of the PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the agency will "file it". Once the submission is filed, the FDA begins a review of the PMA application. Under the Food, Drug and Cosmetic Act, the FDA has 180 days to review a PMA application. The review of PMA applications more often occur over a significantly protracted time period, and the FDA may take up to two years or more from the date of filing to complete its review.

         The PMA process can be expensive, uncertain and lengthy. A number of devices other companies have sought premarket approval have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the submission. During the review period, an advisory committee likely will be convened to review and evaluate the PMA application and provide recommendations to the FDA as to whether the device should be approved for marketing. In addition, the FDA will inspect the manufacturing facility to ensure compliance with cGMP requirements for medical devices prior to approval of the PMA application. If granted, the premarket approval may include significant limitations on the indicated uses for which the product may be marketed, and the agency may require post-marketing studies of the device.

         Medical products containing a combination of drugs, including biologic drugs, or devices may be regulated as "combination products" in the United States. A combination product generally is defined as a product comprised of components from two or more regulatory categories (drug/device, device/biologic, drug/biologic, etc.) Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a drug, including a biologic drug, or device. Currently, PDT/PD treatments are defined as drug/device combination products. The main responsibility for review of PDT products (drugs and devices) is under the jurisdiction of the FDA's drug center, the Center for Drug Evaluation and Research, with support from the Center for Devices and Radiological Health. The FDA has not formally established the degree and extent of the regulatory requirements for the various components of PDT/PD.

         In connection with our NDA for the Levulan(R) Kerastick(TM) with PDT for AKs, a combination filing (including a PMA for the BLU-U(TM) light source device and the NDA for the Levulan(R) Kerastick(TM)) was submitted to the Center for Drug Evaluation and Research. The PMA was then separated from the NDA submission by the FDA and reviewed by the FDA's Center for Devices and Radiological Health. Based upon this experience, we anticipate that any future NDAs for Levulan(R) PDT/PD will be a combination filing accompanied by PMAs. There is no guarantee that PDT products will continue to be regulated as combination products.

         The BLU-U(TM) PMA, which covered the devices used in the AK clinical trials was approved by the FDA on December 3, 1999. The commercial light device unit we intend to market is a modified version of the BLU-U(TM) units used in the clinical studies. We filed a supplement to the PMA covering these modifications on March 20, 2000. The FDA has six months to review the PMA supplement which must be approved before we can market the commercial units of the BLU-U(TM). While we believe that the changes to the BLU-U(TM) do not affect its performance and we expect the FDA to approve the PMA supplement application, the FDA may request additional information or may decide not to approve the supplement.

         The United States Drug Price Competition and Patent Term Restoration Act of 1984 known as the Hatch-Waxman Act provides for the return of up to five-years of patent term for a patent that covers a new product or its use, to compensate for time lost during the regulatory review process. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension, and there can be no guarantee that the application will be granted. We believe that the FDA's December 3, 1999 approval of our NDA for the Levulan(R) Kerastick(TM) with PDT is the first marketing approval for a medical use of ALA. We therefore believe that this approval may form the basis for extending the term of one of our patents. However, there can be no assurance that we will receive a patent term extension.

         The Hatch-Waxman Act also establishes a five-year period of marketing exclusivity from the date of NDA approval for new chemical entities approved after September 24, 1984. Levulan(R) is a new chemical entity and marketing exclusivity will expire on December 3, 2004. During this Hatch-Waxman marketing exclusivity period, no third-party may submit an "abbreviated NDA" or "paper NDA" to the FDA.

         Finally, any abbreviated or paper NDA applicant will be subject to the notification provisions of the Hatch-Waxman Act, which should facilitate our notification about potential infringement of our patent rights. The abbreviated or paper NDA applicant must notify the NDA holder and the owner of any patent applicable to the abbreviated or paper NDA product, of the application and intent to market the drug that is the subject of the NDA.

         We also intend market our products marketed outside of the United States. Prior to marketing a product in other countries, approval by that nation's regulatory authorities must be obtained. Our marketing partner, Schering AG, will be responsible for applying for marketing approvals outside the United States for Levulan(R) PDT for dermatology uses. Generally, we try to design our protocols for clinical studies so that the results can be used in all the countries where we hope to market the product. However, countries sometimes require additional studies to be conducted on patients located in their country.

         With the enactment of the Drug Export Amendments Act of the United States in 1986, products not yet approved in the United States may be exported to certain foreign markets if the product is approved by the importing nation and approved for export by the United States government. We can give you no assurance that we will be able to get approval for any of our potential products from any importing nations' regulatory authorities or be able to participate in the foreign pharmaceutical market.

         Our research and development activities involve the controlled use of certain hazardous materials, such as mercury in fluorescent tubes. While we do not currently manufacture any products, we are subject to various laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. We believe that we are in material compliance with applicable environmental laws and regulations. For the present, we do not have any plans to make any material capital expenditures for environmental control facilities. However, we can give you no assurance that we will not have to make significant expenditures in order to comply with environmental laws and regulations in the future. Also, we cannot assure you that our operations, business or assets will not be materially adversely effected by current or future environmental laws or regulations. In addition, although we believe that our safety procedures for the handling and disposal of such materials comply with the standards prescribed by current environmental laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

EMPLOYEES

         We have 24 full-time employees. We have employment agreements with our four key executive officers. We have purchased, and are the named beneficiary of, a key man life insurance policy having a face value of CDN $2 million on the life of our President. We have also retained numerous independent consultants and the services of key researchers at leading university centers whose activities are coordinated by our employees. We intend to hire other employees and consultants as needed.

PROPERTIES

         In May 1999 we entered into a new five year lease for 16,000 square feet plus an option on an additional 2,000 square feet of office/warehouse space to be used for offices and manufacturing in Wilmington, Massachusetts. This facility will accommodate the expansion of operational, technical and marketing personnel for the scale-up of the manufacturing process. In October 1997, our wholly owned subsidiary, DUSA Pharmaceuticals New York, Inc., relocated from Tarrytown, New York, to larger facilities, approximately 4,000 square feet, in Valhalla, New York under the terms of a five year lease. We have also entered into a new three year lease for approximately 1,300 square feet of office space in Toronto in the building DUSA currently occupies. This facility accommodates the offices of our President, Controller and shareholder services personnel.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. We will receive the exercise price for the shares of common stock that underlie the options if those securities are converted with cash payments into shares by their holders. Potential proceeds to DUSA if all holders options convert their securities into shares of common stock total approximately $1,464,907, as follows:

         o $120,000 upon the exercise of nonqualified stock options to purchase 20,000 shares with an exercise price of CDN. $6.79/U.S.$6.00 per share;

         o $636,067.87 upon the exercise of nonqualified stock options to purchase 58,489 shares with an exercise price of $10.875 per share;

         o $63,214.50 upon the exercise of nonqualified stock options to purchase 6,834 shares with an exercise price of $9.25 per share;

         o $223,125 upon the exercise of nonqualified stock options to purchase 30,000 shares with an exercise price of $7.4375 per share;

         o $133,750 upon the exercise of nonqualified stock options to purchase 10,000 shares with an exercise price of $13.375 per share;

         o $83,750 upon the exercise of nonqualified stock options to purchase 10,000 shares with an exercise price of $8.375 per share;

         o $33,750 upon the exercise of nonqualified stock options to purchase 10,000 shares with an exercise price of $3.375 per share; and

         o $98,750 upon the exercise of nonqualified stock options to purchase 10,000 shares with an exercise price of $9.875 per share.

         o $77,500 upon the exercise of nonqualified stock options to purchase 2,500 shares with an exercise price of $31.00 per share


         Any proceeds that we may receive upon any exercise of options will be used for working capital, to fund our clinical development programs, capital expenditures and other general corporate purposes. We may also use a portion of the proceeds to acquire or invest in businesses, technologies or products that are complementary to our business. We currently have no commitments or agreements with respect to any acquisitions.

                                    DILUTION

         Our net tangible book value at December 31, 1999 was approximately $16.7 million, or $1.40 per share. Net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the number of shares of common stock outstanding. After giving effect to our sale of the 1.5 million shares of common stock offered by this prospectus at an offering price of $28.50 per share (less underwriting discounts and commissions and estimated offering expenses we expect to pay in connection with this offering), our net tangible book value at December 31, 1999 would have been approximately $57.3 million, or $4.27 per share. This represents an immediate increase in net tangible book value of $2.87 per share to existing stockholders and an immediate dilution in net tangible book value of $24.23 per share to new investors purchasing shares at the offering price. The following table illustrates this per share dilution:

Offering price per share...............................................              $28.50
   Net tangible book value per share before the offering...............    $1.40
   Increase per share attributable to existing investors...............    $2.87
                                                                            ----

Net tangible book value per share after the offering...................              $ 4.27
                                                                                     ------
Dilution per share to new investors....................................              $24.23
                                                                                     ======

         At December 31, 1999, we had outstanding options and warrants to purchase shares of common stock as follows:

                                                              Number of Shares
                                                                   Subject to           Weighted Average
                                                              Options/Warrants           Exercise Price
                                                              ----------------           --------------

Stock option plans........................................        1,712,500                   $7.80
Underwriters' Options and Placement Agent Warrants........           69,532                   $7.46
Other Options and Warrants................................          420,000                   $5.90
                                                                    -------                   -----
         Total............................................        2,202,032                   $7.43
                                                                  =========                   =====


         Additionally, as of December 31, 1999, there were 638,753 shares available for future grants under our employee stock option plans. To the extent option holders exercise outstanding options, or any options we grant in the future, there will be further dilution to new investors.

                              SELLING SHAREHOLDERS

         The following table sets forth the names of the selling shareholders, the number of shares of common stock beneficially owned by each selling shareholder as of February 29, 2000, the number of shares of common stock that each may offer from time to time and the number of shares of common stock beneficially owned by each selling shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by each selling shareholder may depend on a number of factors, including, among other things, the market price of the common stock.

         The table is based upon information obtained from the selling shareholders and upon information in our possession regarding the issuance and sale of securities offered by this prospectus and the registration rights granted to the selling shareholders. The selling shareholders listed in the table as numbers 1 through 10 are related to the INVESCO Funds Group, Inc.(1).


                                           DUSA Shares                       Number of             DUSA Shares
                                           Beneficially Owned   Number of    Shares that May be    Beneficially Owned
                                           Prior to Offering    Shares       Offered Upon          After Offering
Name                                       Shares   Percent     Offered      Exercise of Options   Shares      Percent
----------------------------------------------------------------------------------------------------------------------

1. INVESCO Global Health Sciences Fund    321,900      2.4      308,000          0                  13,900         *
2. INVESCO Health Sciences Fund ......    682,500      5.0      682,500          0                       0         0
3. INVESCO VIF - Health Sciences Fund      22,000        *       19,500          0                   2,500         *
4. AIM Global Health Sciences Fund ...    195,000      1.4      195,000          0                       0         0
5. AIM Global Health Sciences Class ..     95,000        *       95,000          0                       0         0
6. INVESCO Small Company
      Growth Fund ....................    366,030      2.7       81,430          0                 284,600       2.1
7. INVESCO VIF -
      Small Company Growth Fund ......      2,200        *          500          0                   1,700         *
8. IRT Small Cap Growth Fund .........     11,950        *        1,850          0                  10,100         *
9. Maxim INVESCO
      Small-Cap Growth Portfolio .....     72,120        *       16,220          0                  55,900         *
10. INVESCO Endeavor Fund ............    120,000        *      100,000          0                  20,000         *
11. Nanette W. Mantell(2) ............     43,500        *            0     42,500                   1,000         *
12. PARTEQ Research &
      Development Innovations(3) .....     85,323        *            0     85,323                       0         0
13. Mid-Ocean Investments Ltd.(4) ....     30,000        *            0     30,000                       0         0

*  Less than 1%

(1) Selling shareholders numbered one through ten, inclusive, are mutual funds or collective trust funds advised by INVESCO Funds Group, Inc. a registered investment advisor. INVESCO has represented to DUSA that each fund is the owner of its own shares of DUSA, and no fund has any ownership interest in the shares of DUSA held by any other fund.

(2) Ms. Mantell is DUSA's secretary. The securities being offered represent 42,500 shares that may be issued upon the exercise of non-qualified stock options, 37,500 of which are vested, 2,500 of which vest on June 7, 2000 and 625 of which will vest on each of the 1st, 2nd, 3rd and 4th anniversary dates of the grant, being March 7, 2000.

(3) PARTEQ is the licensor of various ALA patents which underlie DUSA's Levulan(R) PDT/PD systems. The securities being offered represent 85,323 shares that may be issued upon the exercise of non-qualified stock options, 49,244.5 of which are vested and the remainder of which vest as follows:

         o 14,622.25 options on each of the 3rd and 4th anniversary date of the grant, being October 21, 1997; and

         o 1,708.5 options on each of the 1st, 2nd, 3rd and 4th anniversary dates of the grant, being June 23, 1999.

(4) Mid-Ocean Investments Ltd. acts as an investor relations consultant under an agreement dated October 1, 1997. The securities being offered represent 30,000 shares that may be issued upon the exercise of non-qualified stock options, 15,000 of which are vested and the remainder of which vest 7,500 options on each of the 3rd and 4th anniversary date of the grant, being September 26, 1997.

                              PLAN OF DISTRIBUTION

         The selling shareholders are offering shares of common stock which they have agreed to purchase from us in a private placement or which are issuable to them upon conversion of options that we have issued to them. The shares may be sold from time to time in public transactions, on or off The NASDAQ National Market, or in private transactions, at prevailing market prices or at privately negotiated prices or through a combination of such methods of sale, at fixed prices which may be changed, at prices related to prevailing market prices or at negotiated prices. In addition, any shares of the common stock may be sold according to Rule 144 of the Securities Act of 1933, as amended, rather than as part of this prospectus.

         The shares may be sold directly by the selling shareholders or through underwriters, broker-dealers or agents. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchaser of the shares for whom such broker-dealer may act as agent, or to whom they sell as principals, or both (which compensation might be in excess of commission that brokers usually receive). In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling shareholder. There can be no assurance that all or any of the common stock offered by this prospectus will be issued to, or sold by, the selling shareholders. The selling shareholders and any brokers, dealers or agents, who sell any of the common stock offered by this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Securities Exchange Act of 1934, as amended, or the rules and regulations which pertain to these laws. Any commissions which these persons or firms receive and any profits on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under such acts. As of the date of this prospectus, the selling shareholders have advised us that there are no special selling arrangements between any broker-dealer or other person and any of the selling shareholders.

         Under the Exchange Act, any person taking part in the distribution of the shares may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person taking part in the distribution will be subject to the Exchange Act which may limit the timing of purchases and sales of common stock by them. These rules may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         At the time a particular offer of shares is made, a supplemental prospectus will be distributed, if required, which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares purchased from the selling shareholders, any discounts, commissions or other items constituting compensation from the selling shareholders in any discount, commission or concession allowed or reallowed or paid to dealers.

         In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

         The selling shareholders may be entitled under agreements entered into with us to indemnification from us against liabilities under the Securities Act.


                            SECURITIES TO BE OFFERED

         A total of 1,500,000 of the 1,657,823 securities being offered in this prospectus are shares of common stock, no par value, being offered by the participants of a private placement under Rule 506 of Regulation D.

         The remaining 157,823 securities being offered in this prospectus are offered pursuant to options to purchase shares of common stock as follows:

         o PARTEQ is offering a total of 85,323 securities in connection with three individual grants of options to purchase DUSA common stock and pursuant to:

                  o A stock option agreement dated September 30, 1991 to purchase 20,000 shares of DUSA common stock. The options vest 25% on each of the 1st, 2nd, 3rd, and 4th anniversary dates of the grant. The options have an exercise price of CDN. $6.79/U.S. $6.00 per share, are 100% vested and remain outstanding. The options had an original expiration date of September 30, 1996, which was extended for five years until 5:00 p.m. New York time on September 30, 2001.

                  o A nonqualified stock option agreement dated October 21, 1997 to purchase 85,000 shares of DUSA common stock, of which 58,489 options remain outstanding in PARTEQ's name. The options vest 25% on each of the 1st, 2nd, 3rd, and 4th anniversary dates of the grant. The options have an exercise price of $10.875 per share and are 50% vested. These options have a ten year term and can be exercised until 5:00 p.m. New York time on October 20, 2007.

                  o A nonqualified stock option agreement dated June 23, 1999 to purchase 10,000 shares of DUSA common stock, of which 6,834 options remain outstanding in PARTEQ's name. The options vest 25% on each of the 1st, 2nd, 3rd, and 4th anniversary dates of the grant. The options have an exercise price of $9.25 per share and none are vested. These options have a ten year term and can be exercised until 5:00 p.m. New York time on June 22, 2009.

         o Mid-Ocean Investments Limited is offering 30,000 securities in connection with a grant of options and pursuant to a nonqualified stock option agreement dated September 26, 1997. The options vest 25% on each of the 1st, 2nd, 3rd, and 4th anniversary dates of the grant. The options have an exercise price of $7.4375 per share, are 50% vested and remain outstanding. These options have a ten year term and can be exercised until 5:00 p.m. New York time on September 25, 2007.

         o Nanette W. Mantell is offering 42,500 securities in connection with five individual grants of options to purchase DUSA common stock. The options vest 25% on each of the 1st, 2nd, 3rd and 4th anniversary dates of the grant and have a ten year term. More specifically the options were issued pursuant to:

                  o A stock option agreement dated February 18, 1992 to purchase 10,000 shares at an exercise price of $13.375 per share, 100% of which are vested and remain outstanding, and expire at 5:00 p.m. New York time on February 18, 2002.

                  o A stock option agreement dated February 1, 1993 to purchase 10,000 shares at an exercise price of $8.375 per share, 100% of which are vested and remain outstanding, and expire at 5:00 p.m. New York time on February 1, 2003.

                  o A stock option agreement dated August 2, 1994 to purchase 10,000 shares at an exercise price of $3.375 per share, 100% of which are vested and remain outstanding, and expire at 5:00 p.m. New York time on August 2, 2004.

                  o A nonqualified stock option agreement dated June 7, 1996 to purchase 10,000 shares at an exercise price of $9.875 per share, 75% of which are vested and remain outstanding, and expire at 5:00 p.m.
                           New York time on June 6, 2006.

                  o A nonqualified stock option agreement dated March 7, 2000 to purchase 2,500 shares at an exercise price of $31.00 per share, none of which are vested and expire at 5:00 p.m. New York time on March 6, 2010.

                                 LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Lane and Mantell, a professional corporation, Somerville, New Jersey. As of March 22, 2000, shareholders and associates of Lane and Mantell beneficially own, directly or indirectly, less than 1% of DUSA common stock.


                                     EXPERTS

         The financial statements incorporated by reference in this prospectus from DUSA's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche, LLP independent auditors, as stated in their report (which report expressed an unqualified opinion and includes an explanatory paragraph indicating that DUSA is in the development stage), which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.


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



                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission in Washington, D.C. You may read and copy any document we file at the SEC's public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, NW, Washington, D.C., 20549. The SEC has prescribed rates for copying. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

         Our reports and other information can also be inspected at the offices of the National Association of Securities Dealers at 1735 K Street, NW, Washington, DC 20006-1506.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring you to those documents. The information incorporated may include documents filed after the date of this prospectus which will update and supercede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information contained in those documents is different from the information contained in this prospectus.

         o Annual report on Form 10-K for the year ended December 31, 1999 filed on March 3, 2000 and Form 10 K/A for the year ended December 31, 1999 filed on March 21, 2000

         o        Three Current Reports on Form 8-K, including the exhibits:
                  one dated and filed on February 23, 1999; one dated March 22, 2000 and filed on March 23, 2000; and one dated and filed on March 27, 2000.

         o The description of DUSA's common stock contained in its registration statement on Form 8-A which was filed on January 3, 1992 and amended on October 24, 1997 and in DUSA's report on Form 10-Q which was filed on November 12, 1997.

         We also incorporate by reference all other documents which we file in the future with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering.

         You may request a copy of these filings, at no cost, by writing or telephoning us at:

                         181 UNIVERSITY AVENUE, SUITE 1208
                         TORONTO, ONTARIO M5H 3M7 CANADA
                         ATTENTION: MS. SHARI LOVELL
                         (416) 363-5059
                         E-MAIL TO: LOVELLS@DUSAPHARMA.COM

         This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. You should rely only on the information and representations provided in this prospectus or on the information incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.


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


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                                1,657,823 SHARES



                                      DUSA
                              PHARMACEUTICALS, INC.

                                  Common Stock




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                                   PROSPECTUS

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                                  March 28, 2000

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